NO ACT

PE
1-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





09001063

January 23, 2009

Richard G. Schmalzl
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-09

Re: Fifth Third Bancorp

Dear Mr. Schmalzl:

This is in regard to your letter dated January 23, 2009 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Fifth Third Bancorp's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Fifth Third Bancorp therefore withdraws its December 15, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

GRAYDON HEAD

LEGAL COUNSEL · SINCE 1871

Richard G. Schmalzl
Partner
Direct: (513) 629-2828
rschmalzl@graydon.com

January 23, 2009

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Fifth Third Bancorp Shareholder Proposal of the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

On December 15, 2008, we submitted a letter to the Office of Chief Counsel on behalf of our client, Fifth Third Bancorp (the "Company") seeking your concurrence that the Company could omit from its proxy statement and form of proxy for the 2009 Annual Meeting of the shareholders a shareholder proposal and supporting statement (together, the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proponent has advised the Company that it is withdrawing the Proposal and will not present the Proposal at the Company's 2009 Annual Meeting. A copy of the letter from the Proponent informing the Company of the Proponent's withdrawal is attached hereto as Exhibit A.

Accordingly, as we discussed with Mr. Reedich yesterday, the Company hereby withdraws its request for no action relief relating to the Proposal. If the Staff has any questions or comments concerning the foregoing, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Paul L. Reynolds, Esq., Fifth Third Bancorp

1955464.1

<u>Exhibit A</u>

Letter from Proponent Withdrawing Shareholder Proposal

See Attached.

SHEET METAL WORKERS' NATIONAL PENSION FUND



January 7, 2009

Paul Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

Sent via facsimile to (513) 534-6757, hard copy by mail

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's TARP Capital Purchase Program Executive Compensation Reforms Proposal from Fifth Third Bancorp's Proxy Statement

Mr. Reynolds:

The Sheet Metal Workers' National Pension Fund hereby withdraws its TARP Capital Purchase Program Executive Compensation Reforms Proposal, due to a technical error we made during the submission process. Our proposal would have, among other things, provided for executive compensation reforms that would have imposed important limitations on senior executive compensation. As a long-term institutional index owner of Fifth Third Bancorp we feel our proposal has merit, therefore, similar shareholder proposals now or in the future would be supported by our organization.

By copy of this letter, we are also sending withdrawal notification to the SEC. Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

cc: Office of Chief Counsel, Div. of Corp. Finance, SEC
Mr. Craig Rosenberg

GRAYDON HEAD
LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Partner
Direct: (513) 629-2828
rschmalzl@graydon.com

December 15, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp Shareholder Proposal of the Sheet Metal Workers' National Pension Fund***

Ladies and Gentlemen:

This letter is written on behalf of our client, Fifth Third Bancorp, an Ohio corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by the Sheet Metal Workers' National Pension Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2009 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(3), because the Proposal and supporting statement is contrary to the Commission's Proxy Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

II. Rule 14a-8(i)(2) and Rule 14a-8(i)(6), since the Company would lack the power or authority to implement the Proposal because, if implemented, the Proposal would cause the Company to violate Ohio law; and

III. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

"**Resolved:** Given that Regions Financial Corporation ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent. This letter may be considered to be an opinion of counsel as it relates to Ohio law.

ANALYSIS

I. Rule 14a-8(i)(3). The Proposal and supporting statement is contrary to the Commission's Proxy Rule 14a-9, which prohibits materially false or misleading statements

in proxy soliciting materials.

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal or the related supporting statement from its proxy statement if such portions are contrary to Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." Prior to the Staff's September 15, 2004 Legal Bulletin (*See SEC Staff Legal Bulletin No. 14B* (September 15, 2004)), the Staff took the position that this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. *See, e.g., Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Kroger Co.* (April 11, 2003).

In its September 15, 2004 Bulletin, the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, but that materially false or misleading factual statements would continue to be properly excluded under Rule 14a-8(i)(3). Specifically, the Staff stated that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate if (i) "the company demonstrates objectively that a factual statement is materially false or misleading;" (ii) "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with reasonable certainty exactly what actions or measures the proposal requires" or (iii) if "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *See, e.g., Smithfield Foods, Inc.* (July 18, 2003) (shareholders would not understand substance of Global Reporting Initiative guidelines without further explanation); *Johnson & Johnson* (February 7, 2003) (proposal failed to explain "Glass Ceiling Report" on which proposal was based); *Philip Morris Cos., Inc.* (February 7, 1991) (determination of activity prohibited by proposal would be highly subjective and speculative).

Moreover, proposals have been found sufficiently false or misleading where the proponent fails to define key terms or provide guidance on implementation. *See, e.g., General Electric Company* (January 23, 2003) (proposal failed to define critical terms or provide guidance on implementation); *NYNEX Corporation* (January 12, 1990) (proposal's failure to explain "interference" and "government policies" allowed for several different interpretations). In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991) (proposal's failure to define terms allowed for many different interpretations of proposal).

The Proposal requests limitations on "senior executive compensation," but fails to explain what is meant by the term "senior executive" or who is included in this group. The phrase "senior executive" is open to numerous interpretations in the Company's context. For example, the Proposal could apply to any executive with the word "senior" in his or her title. Additionally, the Proposal could apply solely to the Company or it could apply to the Company and all of its wholly-owned banking subsidiaries. Such an interpretation could subject hundreds of Company executives to the compensation reforms advocated by the Proponent. Alternatively, the Proposal could simply apply to any Named Executive Officer (as that term is defined in Regulation S-K) of the Company. This interpretation would limit the Proposal to five individual executives. Without guidance as to who is considered a "senior executive," the Company and its shareholders may have vastly different interpretations of the Proposal and its implementation.

In addition, the Proposal contains several statements that are materially false and misleading. The Proposal expressly states that the Company "has received an infusion of capital from the U.S. Treasury." As of the date the Proposal was submitted and as of the date of this letter, the Company has not received any money from the Department of the Treasury. The Company may, or may not, receive money from the Department of the Treasury in the future. In addition, the Proponent states that the Company "is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Stabilization Act of 2008." As of the date of this letter the Company has received approval to participate in the Capital Purchase Program but no definitive agreements have been signed. In addition, as a prerequisite to meeting all of the standard terms of the TARP Capital Purchase Program, the Company's shareholders must approve certain changes to the Company's charter. Therefore, the Company may or may not be a participant in the Capital Purchase Program. This directly contradicts the Proponent's assertion of fact that the Company is already a participant in the Capital Purchase Program.

The Proponent's statement clearly violates Rule 14a-9 because it was false and misleading at the time and in the light of the circumstances under which it was made. The statement expressly states that the Company has already received money from the Department of the Treasury, which is materially false and misleading. Furthermore, the Proponent incorrectly refers to the Company as "Regions Financial Corporation." This reference, when coupled with the other above referenced statements, is likely to deceive and confuse shareholders. As a result, it is the Company's belief that the Proposal is materially false and misleading in violation of Rule 14a-9 and can be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

Furthermore, the Proposal's vagueness creates a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he/she is being asked to vote. The Company and the shareholders are likely to interpret the Proposal in significantly different ways.

Therefore, it is the Company's position that the Proposal, in its entirety, should be excluded. If, however, the Staff disagrees with this position, we request that the various misleading statements contained in the Proposal that have been identified herein be deemed by the Staff as properly omitted from the Proposal and therefore from the Company's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

II. Rule 14a-8(i)(2) and Rule 14a-8(i)(6), since the Company would lack the power or authority to implement the Proposal because, if implemented, the Proposal would cause the Company to violate Ohio Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. The Company believes that implementation of the Proposal would cause the Company to violate Ohio law because the Proposal would require the Company to breach certain contractual obligations in existing executive employment agreements and incentive plans. The Staff has allowed exclusion on this basis if implementing a shareholder proposal would cause the company to violate an existing employment agreement or an outstanding incentive award. *See, e.g., NetCurrents, Inc.* (June 1, 2001) (proposal excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause company to terminate and breach existing employment agreements or other contractual obligations); *LESCO, Inc.* (April 2, 2001) (proposal that may cause breach of an existing employment agreement is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); *Sensar Corp.* (May 14, 2001) (proposal excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require company to modify and thereby breach outstanding options); *The Goldfield Corp.* (January 26, 2001) (proposal excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require company to breach existing severance agreements); *Galaxy Foods Company* (October 12, 1999) (proposal that would cause breach of existing employment agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); *BankAmerica Corp.* (February 24, 1999) (proposal excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require company to breach employment and restricted stock award agreements).

Breach of Existing Executive Agreements

Implementation of the Proposal would cause the Company to breach its existing executive agreements. As a result, the Company would not have the power or authority to implement the Proposal. The Proposal offers no exemption from its requirements for the Company's existing executive agreements. The Proposal includes a limit on senior executive severance payments to an amount no greater than one times the executive's annual salary, which limit applies to both existing and future executive employment agreements. This component of the Proposal directly conflicts with certain executive agreements between the Company and its executives (a form of Executive Agreement currently in effect with six Company executives[1] effective as of February 19, 2007 is attached hereto as Exhibit B (the "Executive Agreements")). Specifically, the Proposal would directly conflict with the severance terms listed in Section 4(a) of the Executive Agreements. Section 4(a) requires severance payments under certain circumstances equal to 2.99 times the executive's annual salary. The Proposal essentially mandates that the Company unilaterally terminate or amend the Executive Agreements and either enter into new agreements or adopt proposed modifications to Section 4(a) of the Executive Agreements. Section 19 of the Executive Agreements states that, other than with modifications to comply with Section 409A of the Internal Revenue Code of 1986, the Company may not amend or modify the agreements to decrease the amount of any benefit the executive is entitled to receive under the Executive Agreements without the executive's consent. All other modifications must be in writing signed by the Company and the executive. Modification of the Executive Agreements without the executive's consent to reduce an executive's severance benefits would require unilateral Company action, causing a breach of the Executive Agreements.

The employment-at-will doctrine in Ohio states that "[i]n the absence of facts and circumstances which indicate the agreement is for a specific term, an employment contract which provides for an annual rate of compensation, but makes no provision as to the duration of the employment, is not a contract for one year, but is terminable at will by either party." *Henkel v. Educational Research Council*, 45 Ohio St. 2d 249 (1976). The Supreme Court of Ohio has noted two exceptions to the employment-at-will doctrine, one of which includes the "existence of implied or express contractual provisions which alter the terms of discharge." *Wright v. Honda of Am. Mfg., Inc.*, 73 Ohio St. 3d 571 (1995). Therefore, an employment relationship cannot be terminable at will by either party where the employee and company have entered into an agreement that provides explicit provisions with respect to term and termination.

Each of the Executive Agreements currently in effect represents binding and enforceable contracts with certain of the Company's executives and are subject to Ohio law. Each of the Executive Agreements contains explicit provisions with respect to term and termination and each specifically identifies that the Company cannot unilaterally terminate the Executive Agreements except for cause or upon disability of the executive. Additionally, each of the Executive Agreements provides that the agreements cannot be amended or modified (except under certain circumstances mentioned above) without the express written consent of both parties. Except as explicitly provided, the Company cannot unilaterally terminate or modify the terms of the Executive Agreements and to the extent that the Proposal would require the Company to do so, the Company would breach the specific terms of the Executive Agreements in violation of Ohio

[1] A substantially similar Executive Agreement is currently in effect with the following Company executives: Kevin T. Kabat, Robert A. Sullivan, Greg D. Carmichael, Bruce K. Lee and Charles D. Drucker. A different form of executive agreement is in effect for Paul L. Reynolds and Daniel T. Poston (the "Additional Executive Agreements"). The Proposal would also require modification of the Additional Executive Agreements because these agreements require a severance payment of 2 times the executive's base annual salary.

law.

Accordingly, the Company would not have the power or authority to implement the Proposal because, if implemented, the Proposal would cause the Company to violate Ohio law. Therefore, it is the Company's position that the Proposal, in its entirety, should be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Breach of Existing Incentive Compensation Plans and Award Agreements

Implementation of the Proposal would also cause the Company to breach certain of its existing incentive plans. As a result, the Company would not have the power or authority to implement the Proposal.

The Proposal offers no exemption from its requirements for the Company's existing award grants. The Proposal includes a prohibition on accelerated vesting for all unvested equity awards held by senior executives, which prohibition applies to both existing and future grants. This component of the Proposal directly conflicts with the following incentive plans attached hereto as Exhibit C: the Fifth Third Bancorp Incentive Compensation Plan (the "Incentive Compensation Plan") and the Fifth Third Bancorp 1998 Long-Term Incentive Stock Plan, as amended through March 18, 2003 (the "1998 Plan" and together with the Incentive Compensation Plan, the "Plans"). Specifically, the Proposal would directly conflict with the role and power of the Company's Compensation Committee to determine the proper vesting schedule as required by Section 3.1 of the Incentive Compensation Plan and Section 3.2 of the 1998 Plan.

The Proposal also would require retroactive modification of the Company's outstanding equity awards to prohibit accelerated vesting. The conflicts between the Plans and the Proposal will also require modification of the Plans. Section 3.1 of the Incentive Compensation Plan and Section 3.2 of the 1998 Plan state that "[N]o action of the Committee...may, without the consent of the person or persons entitled to exercise any outstanding Option or Stock Appreciation Right or to receive payment of any other outstanding Award, adversely affect the rights of such person or persons with respect to such Awards." Modifications to the Plans would require unilateral Company action. In this case, imposing more stringent terms by modifying the vesting schedule to prohibit accelerated vesting of existing equity awards would adversely affect the participants. Such a modification would require consent of the person entitled to the particular award.

Therefore, unilateral action by the Company to modify the Plans to implement the Proposal would cause the Company to violate the Plans and any existing awards pursuant to the Plans and Ohio law. Accordingly, it is the Company's position that the Proposal, in its entirety, should be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Potential Conflict with Regulations Promulgated under the Economic Stabilization Act of 2008

The Company would also like to note that Section 111 of Economic Stabilization Act of 2008 provides that the Department of the Treasury will promulgate executive compensation rules governing financial institutions that sell troubled assets to the Department of the Treasury under the Capital Purchase Program established under the Troubled Asset Relief Program. The TARP requires the Company, if it receives the final approval of the Department of the Treasury and completes a sale of preferred stock to the Department of the Treasury, to comply with the rules promulgated by the Department of the Treasury regarding limits on executive compensation. It is likely that all or a portion of these forthcoming rules established by the Department of the Treasury will conflict with the Proposal. Therefore, it would be premature to implement the Proposal prior to the promulgation of these rules by the Department of the Treasury.

Therefore, the Company will lack the power and authority to implement the Proposal in the future because the Proposal may conflict with federal regulations. Accordingly, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

III. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

Rule 14a-8(1)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. In several no-action letters, the Staff has explained that even if company practice does not mirror the proposal exactly, exclusion may be appropriate if the proposal's purpose has been substantially implemented by the Company. *See, e.g., Masco Corporation* (March 29, 1999) (shareholder proposal rendered moot by board action on resolution similar to shareholder proposal with amendments); *Columbia/HCA Healthcare Corp.* (February 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities); *Capital Cities/ABC, Inc.* (February, 29, 1998) (finding basis for view that proposal to hire ombudsman was rendered moot by employment of Vice President of News Practices). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the Staff has further explained that substantial implementation depends on whether a company's conduct and procedures compare favorably with a shareholder proposal. *See Texaco Inc.* (March 28, 1991) (exclusion permitted where company's policies, practices and guidelines compared favorably with "Valdez Principles" requested by shareholder proposal).

The Proposal requests that the Company incorporate certain executive compensation reforms that impose limits on executive compensation. The Company believes that it has already substantially implemented the component requesting a "[a] strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The Company has already implemented a "strong equity retention requirement" in its Stock Ownership and Retention Guidelines (the "Guidelines") for its executive officers. The Guidelines are attached hereto as Exhibit D. The Company believes its current Guidelines already represent a strong equity retention requirement. The Guidelines of the Company are more complex than the requirement in the Proposal. The Guidelines set forth different ownership guidelines for different levels of "executive bands," ranging from the Company's Chief Executive Officer and Executive Vice Presidents to Senior Vice Presidents and Vice Presidents of the Company's various affiliates. The Company believes that the Guidelines already offer a strong equity retention requirement for its executive officers. As mentioned above, the Proponent's vague reference to "senior executives" makes it unclear as to which senior executives the Proposal should apply. The Company's current Guidelines specifically apply to various executive officers in different "executive bands."

The Company believes it has already substantially implemented the equity retention component of the Proposal through its Guidelines. While some of the mechanics of the Proposal differ from the Company's Guidelines, the Company's current Guidelines and executive compensation policies compare favorably with the components of the Proposal. Such substantial similarities in scope and purpose warrant Company exclusion of the Proposal from its 2009 proxy statement and form of proxy relating to its Annual Meeting of Shareholders in reliance on Rule 14a-8(i)(10). The component that the Proposal requests the Company incorporate in its executive compensation framework regarding equity retention is already incorporated.

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be properly excluded because the Proposal and its supporting statement are materially false and misleading in violation of Rule 14a-9. In addition, or alternatively, the Company also believes that the Proposal may be properly be omitted under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) since the Company would lack the power or authority to implement the Proposal because, if implemented, the Proposal would violate Ohio law. Lastly, or alternatively, the Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(10) because the Company has already substantially implemented important aspects of the Proposal.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Kenneth Colombo, Sheet Metal Workers' National Pension Fund (via Federal Express)
Paul L. Reynolds, Esq., Fifth Third Bancorp

1905630.4

Exhibit A

The Shareholder Proposal

See Attached.

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via 513-534-6757 and via UPS]

November 3, 2008

Paul L. Reynolds
Secretary
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Re: TARP Capital Purchase Program Executive Compensation Reforms Proposal

Dear Mr. Reynolds:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fifth Third Bancorp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses executive compensation issues related to the Company's participation in the Troubled Asset Relief Program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 18,075 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ken Colombo (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND



Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that Regions Financial Corporation ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.

Exhibit B

Executive Agreement

See Attached.

EX-10.39 7 dex1039.htm AGREEMENTS WITH KABAT, SULLIVAN, CARMICHAEL, MARSHALL, WILKINSON, LEE & DRUCKER

Exhibit 10.39

EXECUTIVE AGREEMENT

This Agreement between **FIFTH THIRD BANCORP**, an Ohio Corporation, and its Subsidiaries (individually and collectively, the "Company") and ____ (the "Executive"), effective as of February 19, 2007.

Recitals:

WHEREAS, the Board of Directors of the Company (the "Board") recognizes that the possibility of a Change in Control (as hereinafter defined in Section 2(c)) exists and that the threat of or the occurrence of a Change in Control can result in significant distractions of its key management personnel because of the uncertainties inherent in such a situation; and

WHEREAS, the Board has determined that it is essential and in the best interest of the Company and its shareholders to retain the services of the Executive in the event of a threat or occurrence of a Change in Control and to ensure such Executive's continued dedication and efforts in such event without undue concern for personal financial and employment security; and

WHEREAS, in order to induce the Executive to remain in the employ of the Company, particularly in the event of a threat of or the occurrence of a Change in Control, the Company desires to enter into this Agreement with the Executive.

Agreement:

1. **Term of Agreement**. This Agreement will begin on the date entered above and will continue in effect through December 31, 2007. On December 31, 2007, and on the anniversary date of each term thereafter (a "Renewal Date"), the term of this Agreement will be extended automatically for an additional one-year period unless, not later than 30 days prior to such Renewal Date, the Company gives written notice to the Executive that it has elected not to extend this Agreement. Notwithstanding the above, if a "Change in Control" (as defined herein) of the Company occurs during the term of this Agreement, the term of this Agreement will be extended for 24 months beyond the end of the month in which any such Change in Control occurs.

2. **Definitions**. The following defined terms shall have the meanings set forth below, for purposes of this Agreement:

(a) **Base Annual Salary**. "Base Annual Salary" means the greater of (1) the highest annual rate of base salary in effect for the Executive during the 12 month period immediately prior to a Change in Control or, (2) the annual rate of base salary in effect at the time Notice of Termination is given (or on the date employment is terminated if no Notice of Termination is required).

(b) **Cause**. "Cause" means any of the following:

(1) The Executive shall have committed a felony or an intentional act of gross misconduct, moral turpitude, fraud, embezzlement, or theft in connection with the Executive's duties or in the course of the Executive's employment with the Company or any Subsidiary, and the Board shall have determined that such act is materially harmful to the Company;

(2) The Company or any Subsidiary shall have been ordered or directed by any federal or state regulatory agency with jurisdiction to terminate or suspend the Executive's employment and such order or directive has not been vacated or reversed upon appeal; or

(3) After being notified in writing by the Board to cease any particular Competitive Activity (as defined herein), the Executive shall have continued such Competitive Activity and the Board shall have determined that such act is materially harmful to the Company.

For purposes of this Agreement, no act or failure to act on the part of the Executive shall be deemed "intentional" if it was due primarily to an error in judgment or negligence, but shall be deemed "intentional" only if done or omitted to be done by the Executive not in good faith and without reasonable belief that the Executive's action or omission was in the best interest of the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for "Cause" under this Agreement unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the Board at a meeting called and held for such purposes, after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel (if the Executive chooses to have counsel present at such meeting), to be heard before the Board, finding that, in the good faith opinion of the Board, the Executive had committed an act constituting "Cause" as defined in this Agreement and specifying the particulars of the act constituting "Cause" in detail. Nothing in this Agreement will limit the right of the Executive or the Executive's beneficiaries to contest the validity or propriety of any such determination.

(c) **"Change in Control"** shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) any person (as such term is used in Sections 13 (d) and 14 (d) of the Securities Exchange Act of 1934, as amended from time to time) (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the common shareholders of the Company in substantially the same proportions as their ownership of Stock of the Company), is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(ii) during any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board and any new Director, whose election by the Board or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) the consummation of (1) the sale or disposition of all or substantially all the Company's assets; or (2) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least 50% of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger or consolidation; or

(iv) the shareholders of the Company approve a plan of complete liquidation of the Company.

However, in no event shall a Change in Control be deemed to have occurred, with respect to the Executive, if the Executive is part of a purchasing group which consummates the Change in Control transaction. The Executive shall be deemed "part of a purchasing group..." for purposes of the preceding sentence if the Executive is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (i) passive ownership of less than 5% of the voting securities of the purchasing company or (ii) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the continuing members of the Board who are not also Employees).

(d) **Change Year.** "Change Year" means the fiscal year in which a Change in Control occurs.

(e) **Competitive Activity.** "Competitive Activity" means that Executive's participation, without the written consent of an officer of the Company, in the management of any business enterprise if such enterprise engages in substantial and direct competition with the Company and such enterprise's revenues derived from any product or service competitive with any product or service of the Company amounted to 10% or more of such enterprise's revenues for its most recently completed fiscal year and if the Company's revenues for such product or service amounted to 10% of the Company's revenues for its most recently completed fiscal year. "Competitive Activity" will not include (i) the mere ownership of securities in any such enterprise and the exercise of rights appurtenant thereto and (ii) participation in the management of any such enterprise other than in connection with the competitive operations of such enterprise.

(f) **Disability; Disabled.** "Disability" or "Disabled" means that, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall be eligible for the receipt of benefits under the Company's long term disability plan.

(g) **Employee Benefits.** "Employee Benefits" means the perquisites, benefits, and service credit for benefits as provided under any and all employee retirement income and welfare benefit policies, plans, programs, or arrangements in which the Executive is entitled to participate, including without limitation any stock option, stock purchase, restricted stock, stock appreciation, interim awards and accrued and unpaid bonuses under the Variable Compensation Plan, accrued and unpaid performance units under the Incentive Compensation Plan, other awards under Stock and Incentive Plans, savings, pension, supplemental executive retirement, or other retirement income or welfare benefit, deferred compensation, incentive compensation, group or other life, health, medical/hospital, or other insurance (whether funded by actual insurance or self-insured by the Company), disability, salary continuation, expense reimbursement, and other employee benefit policies, plans, programs, or arrangements that may now exist or any equivalent successor policies, plans, programs, or arrangements that may be adopted hereafter, providing perquisites, benefits, and service credit for benefits at least as great in a monetary equivalent as are payable thereunder prior to a Change in Control.

(h) **Employment Agreement.** "Employment Agreement" means an executed employment agreement between the Company and the Executive.

(i) **Good Reason.** "Good Reason" means the occurrence of any one or more of the following:

(1) The assignment to the Executive after a Change in Control of the Company of duties which are materially different from or inconsistent with the duties, responsibilities, and status of the Executive's position at any time during the 12 month period prior to such Change in Control, or which result in a significant change in the Executive's authority and responsibility as a senior executive of the Company;

(2) A reduction by the Company in the Executive's Base Annual Salary as of the day immediately prior to a Change in Control of the Company, or the failure to grant salary increases and bonus payments on a basis comparable to those granted to other executives of the Company, or a reduction of the Executive's Annual Award and Long-Term Award potential which existed immediately prior to such Change in Control under the Company's Variable Compensation Plan, Long-Term Incentive Plan, or any successor plans;

(3) A demand by the Company that the Executive relocate to a location in excess of 35 miles from the location where the Executive is currently based, or in the event of any such relocation with the Executive's express written consent, the failure of the Company or a Subsidiary to pay

(or reimburse the Executive for) all reasonable moving expenses incurred by the Executive relating to a change of principal residence in connection with such relocation and to indemnify the Executive against any loss in the sale of the Executive's principal residence in connection with any such change of residence, all to the effect that the Executive shall incur no loss on an after tax basis;

(4) The failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform this Agreement, as contemplated in Section 15 of this Agreement;

(5) The failure of the Company to provide the Executive with substantially the same Employee Benefits that were provided to him immediately prior to the Change in Control, or with a package of Employee Benefits that, though one or more of such benefits may vary from those in effect immediately prior to such Change in Control, is substantially comparable in all material respects to such Employee Benefits taken as a whole; or

(6) Any reduction in the Executive's compensation or benefits or adverse change in the Executive's location or duties, if such reduction or adverse change occurs at any time after the commencement of any discussion with a third party relating to a possible Change in Control of the Company involving such third party, if such reduction or adverse change is in contemplation of such possible Change in Control and such Change in Control is actually consummated within 12 months after the date of such reduction or adverse change.

The existence of Good Reason shall not be affected by the Executive's incapacity due to physical or mental illness. The Executive's continued employment shall not constitute a waiver of the Executive's rights with respect to any circumstance constituting Good Reason under this Agreement. The Executive's determination of Good Reason shall be conclusive and binding upon the parties to this Agreement provided such determination has been made in good faith.

(j) **Incentive Compensation Plan.** "Incentive Compensation Plan" means the Company's Incentive Compensation Plan approved and accepted by the Company's Shareholders in 2004, as well as any successor plan.

(k) **Long-Term Award.** "Long-Term Award" means the total amount paid or payable to the Executive pursuant to Performance Shares or similar awards made to Executives under the provisions of the Incentive Compensation Plan and any similar provisions under a successor plan.

(l) **Notice of Termination.** "Notice of Termination" means a written notice indicating the specific termination provision in this Agreement relied upon and setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the employment under the provision so indicated.

(m) **Performance Goals.** "Performance Goals" means the written objective performance goals and criteria determined as applicable either pursuant to the Variable Compensation Plan or the Long-Term Awards.

(n) **Performance Periods.** "Performance Periods" means the time period designated by the Company's Compensation Committee for each Long-Term Award.

(o) **Release.** "Release" shall mean a general release that releases, waives, remises, and forever discharges the Company from any and all claims that the Executive has against the Company, including any claims arising under state or federal statute, including all state and federal employment discrimination laws including, but not limited to, Ohio Revised Code Chapter 4112 and Title VII of the Civil Rights Act of 1964; the Age Discrimination in Employment Act; the Employee Retirement Income Security Act; and any applicable state, local, or common laws of similar intent, without exception. For purposes of the Release, the "Company" includes the Company as it is defined in this Agreement and as further defined to include all of the Company's past, present, and future assigns, successors, affiliates, parent and subsidiary organizations, divisions and Company's, officers, directors, shareholders, employees, and agents of the same, as well as their heirs, executors, administrators, successors, assigns, and other personal representatives, individually and in their respective corporate and personal capacities.

(p) **Retirement.** "Retirement" means having reached normal retirement age.

(q) **Severance Benefits.** "Severance Benefits" means the benefits described in Section 4 of this Agreement, as adjusted by the applicable provisions of Section 5 of this Agreement.

(r) **Stock and Incentive Plans.** "Stock and Incentive Plans" means the Company's 1990 Stock Option Plan, the 1998 Stock Option Plan, the Incentive Compensation Plan and any other Stock and Incentive Compensation Plan that the Company may adopt from time to time.

(s) **Subsidiary and Subsidiaries.** "Subsidiary" means any Company, bank, or other entity, a majority of the voting control of which is directly or indirectly owned or controlled at the time by the Company. "Subsidiaries" means more than one Subsidiary.

(t) **Transition Pay Plan.** "Transition Pay Plan" means any transition or severance pay plan of the Company in effect as of the Effective Date of this Agreement, as well as any successor or replacement plan.

(u) **Variable Compensation Plan.** "Variable Compensation Plan" means the Variable Compensation Plan of the Company, authorized under the Incentive

Compensation Plan and which provides for awards in the form of annual cash bonuses, and any successor plan.

3. Eligibility for Severance Benefits. The Company or its successor shall pay or provide to the Executive the Severance Benefits if the Executive's employment is terminated voluntarily or involuntarily during the term of this Agreement, either:

(a) by the Company (1) at any time within 24 months after a Change in Control of the Company, or (2) at any time prior to a Change in Control but after the commencement of any discussions with a third party relating to a possible Change in Control of the Company involving such third party, if such termination is in contemplation of such possible Change in Control and such Change in Control is actually consummated within 12 months after the date of such termination, in either case unless the termination is on account of the Executive's death or Disability or for Cause, provided that, in the case of a termination on account of the Executive's Disability or for Cause, the Company shall give Notice of Termination to the Executive with respect thereto; or

(b) by the Executive for Good Reason (1) at any time within 24 months after a Change in Control of the Company or (2) at any time after the commencement of any discussions with a third party relating to a possible Change in Control of the Company involving such third party, if such Change in Control is actually consummated within 12 months after the date of such termination, and, in any such case, provided that the Executive shall give Notice of Termination to the Company with respect thereto.

For purposes of clarity, with respect to Section 3 above, an Executive who is collecting Disability benefits will not be eligible for benefits under this Agreement. An Executive who is no longer Disabled will be eligible for benefits under this Agreement if, in the period extending from 12 months before the Change in Control to 24 months after the Change in Control, either of the following occur: (1) the Executive attempts to return to his or her position, and no such position is available, or (2) the Executive returns to employment and is subsequently terminated pursuant to Section 3(a) or Section 3(b) above.

4. Severance Benefits. The Executive, if eligible under Section 3, shall receive the following Severance Benefits, adjusted by the applicable provisions of Section 5 (in addition to other Employee Benefits that the Executive was otherwise entitled to):

(a) **Base Annual Salary.** In addition to any accrued compensation payable as of the Executive's termination of employment (either by reason of an Employment Agreement or otherwise), a lump sum cash amount equal to the Executive's Base Annual Salary, multiplied by 2.99.

(b) **Variable Compensation.** In addition to any interim award that the Company owes to the Executive under the Variable Compensation Plan (or any similar provisions in a successor to the Variable Compensation Plan), the Executive shall be paid a lump sum cash amount equal to 2.99 times the target annual award under the Variable

Compensation Plan for the Executive's job for the calendar year during which the Change in Control occurs. In order to be entitled to a payment pursuant to this Section 4(b), the Executive must have been a participant in the Company's Variable Compensation Plan at some time during the calendar year in which the Change in Control occurred or the calendar year immediately preceding the calendar year in which the Change in Control occurred.

(c) **Long-Term Incentive Compensation.** Long-Term Awards granted to the Executive and outstanding at the time that a Change in Control occurs shall be treated in the manner set forth in the Company's Incentive Compensation Plan.

(d) **Insurance Benefits.** For a 36 month period after the date the employment is terminated, the Company will arrange to provide to the Executive and family members who are currently covered and remain eligible under the terms of the Medical Plan at the Company's expense, with:

(1) Health Care. Health care coverage comparable to that in effect for the Executive immediately prior to the termination (or, if more favorable to the Executive, that furnished generally to salaried employees of the Company), including, but not limited to, hospital, surgical, medical, dental and prescription. Upon the expiration of the health care benefits required to be provided pursuant to this subsection 4(d), the Executive shall be entitled to the continuation of such benefits under the provisions of the Consolidated Omnibus Budget Reconciliation Act (COBRA). After the COBRA coverage expires if the Executive would have been eligible for retiree medical coverage they may elect that coverage at the current retiree medical rates. Health care benefits otherwise receivable by the Executive pursuant to this subsection 4(d) shall be reduced to the extent comparable benefits are actually received by the Executive from a subsequent employer during the 36 month period following the date the employment is terminated and any such benefits actually received by the Executive shall be reported by the Executive to the Company. For purposes of clarity and otherwise, to the extent the Executive receives any greater health care benefits or health care benefits for a longer time period under an employment agreement between the Executive and the Company, the Company shall provide the Executive with the health care benefits described in the employment agreement.

(2) Life Insurance. Life and accidental death and dismemberment insurance coverage (including any supplemental coverage, purchase opportunity, and double indemnity for accidental death that was available to the Executive) equal (including policy terms) to that in effect at the time Notice of Termination is given (or on the date the employment is terminated if no Notice of Termination is required) or, if more favorable to the Executive, equal to that in effect at the date the Change in Control occurs.

In the event the Executive's participation in any such plan or program is not permitted, the Company will directly provide, at its discretion and at no after-tax cost to the Executive, either (1) the benefits to which the Executive would be entitled under such plans and programs, or (2) a lump-sum cash payment equal to the after-tax value of the benefits.

(e) **Retirement Benefits.** The Executive will be entitled to receive retirement benefits (i.e., defined contribution benefits including 401(k) contributions and profit sharing awards) as provided herein, so that the total retirement benefits the Executive receives from the Company will approximate the total retirement benefits the Executive would have received under all (qualified and nonqualified) retirement plans (which shall not include severance plans) of the Company in which the Executive participates were the Executive fully vested under such retirement plans and had the Executive continued in the employ of the Company for 36 months following the date of the Executive's termination or until the Executive's Retirement, if earlier (provided that such additional period shall be inclusive of and shall not be in addition to any period of service credited under any severance plan of the Company). The benefits specified in this subsection will include all ancillary benefits, such as early retirement and survivor rights and benefits available at retirement. The amount payable to the Executive or the Executive's beneficiaries under this subsection shall equal the excess of (1) the retirement benefits that would be paid to the Executive or the Executive's beneficiaries, under all retirement plans of the Company in which the Executive participates if (A) the Executive were fully vested under such plans, (B) the amount of any profit sharing contribution is equal to the greater of the percentage paid to the Executive in the year prior to the Change in Control or the percentage amount being accrued by the Company prior to the Change in Control, (C) the 36 month period (or the period until the Executive's Retirement, if less) following the date of the Executive's termination were added to the Executive's credited service under such plans, (D) the terms of such plans were those most favorable to the Executive in effect at any time during the period commencing on the date of the announcement of the Change in Control and ending on the date of Notice of Termination (or on the date employment is terminated if no Notice of Termination is required), (E) the Executive's highest average annual compensation as defined under such retirement plans and was calculated as if the Executive had been employed by the Company for a 36 month period following the date of the Executive's termination and had the Executive's compensation during such period been equal to the Executive's compensation used to calculate the Executive's benefit under subsections 4(a) and 4(b); over (2) the retirement benefits that are payable to the Executive or the Executive's beneficiaries under all retirement plans of the Company in which the Executive participates. These retirement benefits specified in this subsection are to be provided on an unfunded basis, are not intended to meet the qualification requirements of Section 401 of the Internal Revenue Code, and shall be payable solely from the general assets of the Company. These retirement benefits shall be payable at the time and in the manner provided in the applicable retirement plans to which they relate.

(f) **Stock and Incentive Plans.** Stock, stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards pursuant to Stock and Incentive

Compensation Plan held by the Executive become exercisable upon a Change in Control according to the terms of the Company's Stock and Incentive Plans as interpreted by the Company's Compensation Committee as such Committee existed immediately prior to the Change in Control.

In computing and determining Severance Benefits under subsections 4(a), (b), (c), (d), (e), and (f), above, a decrease in the Executive's salary, incentive bonus potential, or insurance benefits shall be disregarded if such decrease occurs within six months before a Change in Control, is in contemplation of such Change in Control, and is taken to avoid the effect of this Agreement should such action be taken after such Change in Control. In such event, the salary, incentive bonus potential, and/or insurance benefits used to determine Severance Benefits shall be that in effect immediately before the decrease that is disregarded pursuant to this Section 4.

The Severance Benefits provided in subsections 4(a), (b), and (c) above shall be paid not later than 45 business days following the date the Executive's employment terminates.

In the case of an Award held by a Participant whom the Company reasonably believes is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), the Company may delay payment of such Award until the first business day that is six months and one day after the date of such Participant's termination of employment (or, if earlier, upon death) if the Company reasonably believes such Award to be subject to Section 409A(a)(2)(B) of the Code.

5. Tax Gross-Up. If any Severance Benefit or other benefit paid or provided under Section 4, or the acceleration of stock option, stock appreciation right, or restricted stock vesting, or the payment or distribution of any Employee Benefits or similar benefits are subject to excise tax pursuant to Section 4999 of the Code (or any similar federal or state excise tax), the Company shall pay to the Executive such additional compensation as is necessary (after taking into account all federal, state, and local income taxes payable by the Executive as a result of the receipt of such additional compensation) to place the Executive in the same after-tax position he would have been in had no such excise tax (or any interest or penalties thereon) been paid or incurred with respect to any of such amounts (the "Tax Gross-Up"). Notwithstanding the foregoing, if reducing the Severance Benefit or other benefit paid to Executive under this Agreement by ten percent (10%) or less would avoid payment of the excise tax pursuant to Section 4999 of the code (or any similar federal or state excise tax) then the Severance Benefit will be reduced by the amount necessary, if any, so that the excised tax is not payable. The Company shall pay such additional compensation at the time when the Company withholds such excise tax from any payments to the Executive. The calculation of the Tax Gross-Up shall be approved by the Company's independent certified public accounting firm engaged by the Company immediately prior to the Change in Control and the calculation shall be provided to the Executive in writing. The Executive shall then be given 15 days, or such longer period as the Executive reasonably requests, to accept or reject the calculation of the Tax Gross-Up. If the Executive rejects the Tax Gross-Up calculation and the parties are thereafter unable to agree within an additional 45 days, the arbitration provisions of Section 11 shall control. The Company shall reimburse the Executive for all reasonable legal and accounting fees incurred with respect to the calculation of the Tax Gross-Up and any disputes related thereto.

For purposes of determining the amount of the Tax Gross-Up, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Tax Gross-Up is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of the Executive's residence on the date of termination.

If the excise tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of employment, the Executive shall repay to the Company at the time the reduction in excise tax is finally determined, the portion of the Tax Gross-Up attributable to such reduction. Notwithstanding the Executive's acceptance or rejection of the Tax Gross-Up calculation, if the excise tax is determined to exceed the amount taken into account hereunder at the time of termination of employment, the Company shall make an additional Tax Gross-Up payment to the Executive in respect of such excess at the time the amount of such excess is finally determined.

6. Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city, or other taxes as required by law provided that any stock withheld will only be withheld at the minimum statutory rates.

7. Release of Company and Non-Compete by Executive. As a condition of receiving the payments and benefits set forth in this Agreement, the Executive will be required to execute a Release in the form of an agreement prescribed by the Company and a Non-Compete in the form of Exhibit B attached hereto. In the event the Executive fails or refuses to execute a Release and the Non-Compete Agreement when requested by the Company under the terms of this Agreement, then the Executive will not be entitled to receive Severance Benefits under this Agreement, and Company will have no obligation to pay the Executive Severance Benefits under this Agreement in the event of a Change in Control of the Company.

8. Acknowledgement. The Company hereby acknowledges that it will be difficult and may be impossible for the Executive to find reasonably comparable employment, or to measure the amount of damages which the Executive may suffer as a result of termination of employment hereunder. Accordingly, the payment of the Severance Benefits by the Company to the Executive in accordance with the terms of this Agreement is hereby acknowledged by the Company to be reasonable and will be liquidated damages, and the Executive will not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor will any profits, income, earnings, or other benefits from any source whatsoever create any mitigation, offset, reduction, or any other obligation on the part of the Executive hereunder or otherwise, except for a reduction in health insurance coverage as provided in subsection 4(d)(1). The Company shall not be entitled to set off or counterclaim against amounts payable hereunder with respect to any claim, debt, or obligation of the Executive.

9. Enforcement Costs; Interest. The Company is aware that, upon the occurrence of a Change in Control, the Board or a stockholder of the Company may then cause or attempt to cause the Company to refuse to comply with its obligations under this Agreement, or may cause or attempt to cause the Company to institute, or may institute, litigation, arbitration, or other legal action seeking to have this Agreement declared unenforceable, or may take, or attempt to take, other action to deny the Executive the benefits intended under this Agreement. In these circumstances, the purpose of this Agreement could be frustrated. It is the intent of the Company that the Executive not be required to incur the expenses associated with the enforcement of the Executive's rights under this Agreement by litigation, arbitration, or other legal action nor be bound to negotiate any settlement of the Executive's rights hereunder under threat of incurring such expenses because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Executive under this Agreement. Accordingly, if following a Change in Control it should appear to the Executive that the Company has failed to comply with any of its obligations under this Agreement, including the proper calculation of the Tax Gross-Up, or in the event that the Company or any other person takes any action to declare this Agreement void or unenforceable, or institute any litigation or other legal action designed to deny, diminish, or to recover from the Executive, the benefits intended to be provided to the Executive hereunder, the Company irrevocably authorizes the Executive from time to time to retain counsel (legal and accounting) of the Executive's choice at the expense of the Company as provided in this Section 9 to represent the Executive in connection with the calculation of the Tax Gross-Up, or the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder, or other person affiliated with the Company. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to the Executive entering into an attorney-client relationship with such counsel, and in that connection the Company and the Executive agree that a confidential relationship shall exist between the Executive and such counsel. The reasonable fees and expenses of counsel selected from time to time by the Executive as provided in this Section shall be paid or reimbursed to the Executive by the Company on a regular, periodic basis upon presentation by the Executive of a statement or statements prepared by such counsel in accordance with its customary practices. In any action involving this Agreement, the Executive shall be entitled to prejudgment interest on any amounts found to be due him from the date such amounts would have been payable to the Executive pursuant to this Agreement at an annual rate of interest equal to the prime commercial rate in effect at Fifth Third Bank or its successor from time to time during the prejudgment period plus 4 percent.

10. Indemnification. From and after the earliest to occur of a Change in Control or termination of employment, the Company shall (a) for a period of five years after such occurrence, provide the Executive (including the Executive's heirs, executors, and administrators) with coverage under a standard directors' and officers' liability insurance policy at the Company's expense, and (b) indemnify and hold harmless the Executive, to the fullest extent permitted or authorized by the law of the State of Ohio as it may from time to time be amended, if the Executive is (whether before or after the Change in Control) made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the Executive is or was a director, officer, or employee of the Company or any Subsidiary, or is or was serving at the request of the Company or any Subsidiary as a director, trustee, officer, or employee of a bank, Company, partnership, joint venture, trust, or other enterprise. The indemnification provided by this Section 10 shall not be deemed exclusive of any other rights to which the Executive may be entitled under the charter or bylaws of the Company or of any Subsidiary, or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the Executive's official capacity and as to action in another capacity while holding such office, and shall continue as to the Executive after the Executive has ceased to be a director, trustee, officer, or employee and shall inure to the benefit of the heirs, executors, and administrators of the Executive.

11. Arbitration. The initial method for resolving any dispute arising out of this Agreement shall be nonbinding arbitration in accordance with this Section. Except as provided otherwise in this Section, arbitration pursuant to this Section shall be governed by the Commercial Arbitration Rules of the American Arbitration Association. A party wishing to obtain arbitration of an issue shall deliver written notice to the other party, including a description of the issue to be arbitrated. Within 15 days after either party demands arbitration, the Company and the Executive shall each appoint an arbitrator. Within 15 additional days, these two arbitrators shall appoint the third arbitrator by mutual agreement; if they fail to agree within this 15 day period, then the third arbitrator shall be selected promptly pursuant to the rules of the American Arbitration Association for Commercial Arbitration. The arbitration panel shall hold a hearing in Cincinnati, Ohio, within 90 days after the appointment of the third arbitrator. The fees and expenses of the arbitrator, and any American Arbitration Association fees, shall be paid by the Company. Both the Company and the Executive may be represented by counsel (legal and accounting) and may present testimony and other evidence at the hearing. Within 90 days after commencement of the hearing, the arbitration panel will issue a written decision; the majority vote of two of the three arbitrators shall control. The majority decision of the arbitrators shall not be binding on the parties, and the parties may pursue other available legal remedies if the parties are not satisfied with the majority decision of the arbitrator. The Executive shall be entitled to seek specific performances of the Executive's rights under this Agreement during the pendency of any dispute or controversy arising under or in connection with this Agreement.

12. Employment Rights. This Agreement sets forth the Severance Benefits payable to the Executive in the event the Executive's employment with the Company is terminated under certain conditions specified in Section 3. This Agreement is not an employment contract nor shall it confer upon the Executive any right to continue in the employ of the Company or its Subsidiaries and shall not in any way affect the right of the Company or its Subsidiaries to dismiss or otherwise terminate the Executive's employment at any time with or without Cause.

13. Arrangements Not Exclusive. The specific benefit arrangements referred to in this Agreement are not intended to exclude the Executive from participation in or from other benefits available to executive personnel generally or to preclude the Executive's right to other compensation or benefits as may be authorized by the Board at any time. The provisions of this Agreement and any payments provided for hereunder shall not reduce any amounts otherwise payable, or in any way diminish the Executive's existing rights, or rights which would accrue solely as the result of the passage of time under any compensation plan, benefit plan, incentive plan, stock option plan, employment agreement, or other contract, plan, or arrangement except as may be specified in such contract, plan, or arrangement. Notwithstanding anything to the contrary in this Section 13, the Severance Benefits provided in Section 4 are in lieu of any benefits to which the Executive would be entitled following the termination of his or her employment pursuant to any Employment Agreement or pursuant to the Company's Transition Pay Plan or any successor to or replacement of such Plan.

14. Termination. Except for termination of employment described in Section 3, this Agreement shall terminate if the employment of the Executive with the Company shall terminate prior to a Change in Control. For purposes of this Agreement, the Executive's employment will be considered terminated if the Executive is informed prior to a Change in Control that the Executive's employment is terminated under the terms of Company's Transition Pay Plan, and such termination was not in contemplation of a Change in Control. In these circumstances, this Agreement shall terminate on the Executive's last day of active employment, and the Executive will not be eligible for payments or benefits under this Agreement while receiving or while eligible to receive pay or benefits under the Transition Pay Plan, or at any time thereafter.

15. Successors; Binding Agreements. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. The Executive's rights and benefits under this Agreement may not be assigned, except that if the Executive dies while any amount would still be payable to the Executive hereunder if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement, to the beneficiaries designated by the Executive to receive benefits under this Agreement in a writing on file with the Company at the time of the Executive's death or, if there is no such beneficiary, to the Executive's estate. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company (or of any division or Subsidiary thereof employing the Executive) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms to which the Executive would be entitled hereunder if the Executive terminated employment for Good Reason following a Change in Control.

16. No Vested Interest. Neither the Executive nor the Executive's beneficiaries shall have any right, title, or interest in any benefit under this Agreement prior to the occurrence of the right to the payment of such benefit.

17. Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the such addresses as each party may designate from time to time to the other party in writing in the manner provided herein. Unless designated otherwise notices to the Company should be sent to the Company at:

Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Attention: Paul L. Reynolds

Until designated otherwise, notices shall be sent to the employee at the address indicated on the Beneficiary Designation and Notice form attached hereto as Exhibit A. If the parties by mutual agreement supply each other with telecopier numbers for the purposes of providing notice by facsimile, such notice shall also be proper notice under this Agreement. Notice sent by certified or registered mail shall be effective two days after deposit by delivery to the U.S. Post Office.

18. Savings Clause. If any payments otherwise payable to the Executive under this Agreement are prohibited or limited by any statute or regulation in effect at the time the payments would otherwise be payable, including, without limitation, any regulation issued by the Federal Deposit Insurance Company (the "FDIC") that limits executive Change in Control payments that can be made by an FDIC insured institution or its holding company if the institution is financially troubled (any such limiting statute or regulation a "Limiting Rule"):

(a) Company will use its best efforts to obtain the consent of the appropriate governmental agency (whether the FDIC or any other agency) to the payment by Company to the Executive of the maximum amount that is permitted (up to the amounts that would be due to the Executive absent the Limiting Rule); and

(b) the Executive will be entitled to elect to have apply, and therefore to receive benefits directly under, either (i) this Agreement (as limited by the Limiting Rule) or (ii) any generally applicable Company severance, separation pay, and/or salary continuation plan that may be in effect at the time of the Executive's termination.

Following any such election, the Executive will be entitled to receive benefits under this Agreement or plan elected only if and to the extent the Agreement or plan is applicable and subject to its specific terms.

19. Amendment; Waiver. The Company may amend, without the approval of the Executive, any provision of this Agreement to the extent necessary to comply with Section 409A of the Code so as to avoid any penalty or excise tax from being levied on the Executive; provided, however, that the Company may not decrease the amount of any benefit the Executive is entitled to receive under this Agreement without the Executive's consent. Regarding any other amendment, the Company may not amend or modify this Agreement, and no provision may be waived, unless such amendment, modification, or waiver is agreed to in writing and signed by the Executive and the Company.

20. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

21. Prior Executive Agreements. Upon the effective date of this Agreement, this Agreement supersedes any and all prior Executive Agreements between the Company (or any predecessor of the Company) and the Executive and no payments or benefits of any kind shall be made under, on account of, or by reference to the prior Executive Agreements.

22. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

23. Governing Law. Except as otherwise provided, this Agreement shall be governed by the laws of the State of Ohio, without giving effect to any conflict of law provisions.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day and year written above.

COMPANY: FIFTH THIRD BANCORP	EXECUTIVE
By: ______________________	______________________ Executive
Its : ______________________	______________________ Date
Date: ______________________	

Exhibit A

Beneficiary Designation and Notice Form

Beneficiary Designation

In the event of my death, I direct that any amounts due me under the Agreement to which this Beneficiary Designation is attached shall be distributed to the person designated below. If no beneficiary shall be living to receive such assets they shall be paid to the administrator or executor of my estate.

Notice

Until notified otherwise, pursuant to Section 17 of the Agreement, notices should be sent to me at the following address

____
Street Address

____
City, State and Zip Code

____
Executive

____
Date

____
Beneficiary

____
Relationship to Executive

EXHIBIT B

NON-COMPETION AGREEMENT AND GENERAL RELEASE OF ALL CLAIMS

THE EXECUTION OF THIS AGREEMENT between **FIFTH THIRD BANCORP,** an Ohio Corporation, and its Subsidiaries, and Successors (individually and collectively, the "Company") and _________(the "Executive"), is a condition of receiving the payments and benefits set forth in the Executive Agreement signed by both parties, effective as of February 19, 2007.

In consideration of the mutual covenants contained herein, the sufficiency of which are hereby acknowledged, Executive and Company, its predecessors; officers and directors agree as follows:

A. Your employment will end as of _________. If you comply with the terms and conditions of the Executive Agreement and this Agreement, you will receive the payments and benefits set forth in the Executive Agreement.

B. In exchange for the above referenced payments and benefits and to preserve the interests of the Company in its clients and customers, Executive agrees that for a period of three years after the termination of Executive's employment, Executive will not:

1. Enter into an ownership, consulting or employment arrangement with, or render services for, any individual or entity rendering services or handling products competitive with the Company in any geographic region or territory in which Executive worked or had responsibility during the twenty-four (24) month period preceding departure from the Company;
2. Directly or indirectly solicit, divert, entice or take away any customers, business or prospective business with whom Executive had contact, involvement or responsibility during Executive's employment with the Company, or attempt to do so for the sale of any product or service that competes with a product or service offered by the Company;
3. Directly or indirectly solicit, divert, entice or take away any potential customer identified, selected or targeted by Company with whom Executive had contact, involvement or responsibility during Executive's employment with Company, or attempt to do so for the sale of any product or service that competes with a product or service offered by the Company;
4. Accept or provide assistance in the accepting of (including, but not limited to, providing any service, information or assistance or other facilitation or other involvement) business or orders from customers or any potential customers of the Company with whom Executive has had contact,

involvement, or responsibility on behalf of any third party or otherwise for Executive's own benefit;

5. Directly or indirectly solicit, induce, confer or discuss with any employee of the Company or attempt to solicit, induce, confer or discuss with any employee of Company the prospect of leaving the employ of Company or the subject of employment by some other person or organization;
6. Directly or indirectly hire or attempt to hire any employee of Company;
7. Nothing contained in this Section shall preclude Executive from accepting employment with or creating a company, firm or business that competes with Company so long as Executive's activities do not violate any of the terms of this Agreement;
8. The restrictive covenants contained in this section shall supersede any previous obligations imposed upon Executive by agreements entered into between Executive and the Company as they relate to post-employment solicitation of customers and/or employees. However, any prior obligations prohibiting the use, possession, and dissemination of confidential, proprietary and/or trade secret protected information shall remain in full force and effect.

C. As additional consideration, Executive, on Executive's behalf and on behalf of Executive's heirs, executors, successors, and assigns hereby release the Company, as well as all of their officers, directors, executives, managers and employees, from any and all debts, claims, demands, rights, actions, causes of action, suits or damages, whatsoever and of every kind of nature, whether known or unknown (collectively the "Claims"), against the Company and the others released herein, which relate to or arose from Executive's employment with or separation from the Company as contemplated herein except to the extent such Claims cannot be released under applicable law. Released claims include, without limitation, any and all claims arising under federal, state or local laws, including, without limitation, claims under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Americans With Disabilities Act, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, any other federal, state or local law prohibiting employment discrimination or otherwise regulating wages, hours or working conditions, and any and all claims under the common law for breach of express or implied contract, violation of the covenant of good faith and fair dealing, violation of public policy, negligence, slander, defamation, invasion of privacy, false light, false imprisonment, trespass, breach of fiduciary duty, intentional interference, intentional or negligent infliction of emotional distress, intrusion, loss of consortium, retaliatory or wrongful termination, punitive damages, and claims that you have or may have which may have arisen up to and including the date of this Agreement. Executive acknowledges and agrees that as a matter of public policy, Executive cannot waive any rights to file claims with the Equal Employment Opportunity Commission and/or any similar state agency, however, in the event such claim(s) is/are filed, Executive hereby expressly waives the right to receive any monetary damages as a result of such action(s) and expressly waives the right to receive any monetary damages in connection with such proceedings..

D. Executive and Company agree that any action to enforce this Agreement may be brought in a state or federal court located in Hamilton County, Ohio. Executive and Company hereby agree that such courts shall have jurisdiction and venue with respect to any such action.

E. Executive also agrees to fully cooperate with the Company and its customers during this transition. If Executive fails to cooperate to Company's satisfaction as determined by the Company, Executive will be deemed to have voluntarily resigned, and the waiver and releases in favor of the Company in this Agreement shall remain in full force and effect.

F. Executive will not make any disparaging remarks concerning Company or any of its employees to anyone.

G. Executive agrees that apart from discussions with personal counsel and immediate family, whom Executive will ask not to divulge the terms of this Agreement, Executive will not disclose, publicize or discuss either the terms of this Agreement or termination from the Company with anyone within or outside of Company unless required by subpoena or any other legal compulsion, and will give immediate notice to Company of the receipt of any subpoena or other legal document which might call upon you to disclose either any of the contents of this Agreement or your employment with and termination from Company.

H. Executive represents and warrants that Executive has returned to the Company the original and any copies of all keys, identification cards, charge cards, equipment, papers, reports, memoranda or other items of Company property. You acknowledge that the Company has returned to you all items of your personal property.

I. Executive recognizes and agrees that nothing in this Agreement constitutes an admission of liability or wrongdoing by Executive or by the Company or any of the others released herein.

J. This Agreement will be governed by Ohio law.

K. In October 1990, the Older Workers Benefit Protection Act ("Act") was enacted. The Act provides, among other things, that notice be given to you in writing and in a manner calculated to be understood by the average individual affected by this termination. As provided in the Act, you have a right to consider this Agreement for a period of forty-five days. If you choose to accept it, you must sign it and return it to your Human Resource Manager on or before _________. You will then have seven days after such acceptance to change your mind and revoke the Agreement. If you accept the Agreement and do not revoke it, payment will be made to you as provided in the Agreement. If you decide not to accept the Agreement or accept the Agreement but revoke acceptance within seven days, nothing will be paid to you under the Agreement and your employment will end on _________. You are advised to consult with an attorney before acting on this Agreement.

Signed this _________day of _________, _________.

Accepted and agreed to:

____
Name

Witnessed and accepted:

FIFTH THIRD BANCORP

BY: _______________________________

DATE: _______________________________

Exhibit C

Incentive Compensation Plans

See Attached.

FIFTH THIRD BANCORP

INCENTIVE COMPENSATION PLAN

(As adopted January 20, 2004, subject to shareholder approval)

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Article 1. Establishment, Purpose, and Duration

1.1 Establishment of the Plan. On January 20, 2004, the Board of Directors of Fifth Third Bancorp (the "Company") adopted, subject to the approval of shareholders, this incentive compensation plan known as the "Fifth Third Bancorp Incentive Compensation Plan" (hereinafter referred to as the "Plan"), which permits the grant of short-term and long-term incentive and other stock and cash awards. If approved by the shareholders, the Plan would replace the Fifth Third Bancorp 1998 Long Term Incentive Stock Plan and the Fifth Third Bancorp Variable Compensation Plan and no further awards would be made under such plans.

1.2 Purpose of the Plan. The purpose of the Plan is to promote the success of the Company and its Subsidiaries by providing incentives to Employees, Directors and Consultants of the Company and its Subsidiaries that will link their personal interests to the financial success of the Company and its Subsidiaries and to growth in shareholder value. The Plan is designed to provide flexibility to the Company and its Subsidiaries in their ability to motivate, attract, and retain the services of Employees, Directors and Consultants upon whose judgment, interest, and special effort the successful conduct of their operations is largely dependent.

1.3 Duration of the Plan. The Plan was approved by the Board on January 20, 2004, shall become effective on the date it is approved by the Company's shareholders (the "Effective Date"), and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 15 herein, until all Shares subject to it shall have been purchased or acquired according to the provisions herein. However, in no event may an Award be granted under the Plan on or after the tenth (10th) anniversary of the Effective Date of the Plan.

Article 2. Definitions and Construction

2.1 Definitions. Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

(a) "Annual Incentive Award" has the meaning specified in Section 10.1.

(b) "Award" includes, without limitation, Options, Stock Appreciation Rights, Performance Share or Unit Awards, Dividend or Dividend Equivalent Rights, Stock Awards, Restricted Stock or Unit Awards, Cash Awards, Annual Incentive Awards or Other Incentive Awards that are valued in whole or in part by reference to, or are otherwise based on, the Company's Stock, performance goals or other factors, all on a stand alone, combination or tandem basis, as described in or granted under this Plan.

(c) "Award Agreement" means the agreement or other writing (which may be framed as a plan or program) that sets forth the terms and conditions of each Award under the Plan, including any amendment or modification thereof.

(d) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(e) "Board" or "Board of Directors" means the Board of Directors of the Company.

(f) "Cash Award" has the meaning specified in Section 10.2(d).

(g) "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) any Person (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, or a corporation owned directly or indirectly by the common shareholders of the Company in substantially the same proportions as their ownership of Stock of the Company), is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(ii) during any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board and any new Director, whose election by the Board or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds ($^2/_3$) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) the consummation of (1) the sale or disposition of all or substantially all the Company's assets; or (2) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least 50% of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger or consolidation; or

(iv) the shareholders of the Company approve a plan of complete liquidation of the Company.

However, in no event shall a Change in Control be deemed to have occurred, with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change in Control transaction. The Participant shall be deemed "part of a purchasing group..." for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (i) passive ownership of less than 5% of the voting securities of the purchasing company or (ii) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the continuing members of the Board who are not also Employees).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(i) "Committee" means the Fifth Third Bancorp Compensation Committee, or such other committee designated by the Board of Directors to administer this Plan. The Committee shall be appointed by the Board, shall consist of three or more outside, independent members of the Board, and in the judgment of the Board, shall be qualified to administer the Plan as contemplated by (i) Rule 16b-3 of the Securities Exchange Act of 1934 (or any successor rule), (ii) Section 162(m) of the Code, as amended, and the regulations thereunder (or any successor Section and regulations), and (iii) any rules and regulations of the Nasdaq Stock Market (or such other stock exchange on which the Stock is traded). Any member of the Committee who does not satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by the Committee. The Board may, at any time and in its complete discretion, remove any member of the Committee and may fill any vacancy in the Committee.

(j) "Company" means Fifth Third Bancorp, an Ohio corporation, or any successor thereto as provided in Article 15 herein.

(k) "Consultant" means any person, including an advisor (other than a person who is an Employee or a Director), or any entity that renders services to the Company and/or a Subsidiary.

(l) "Covered Employee" means any Participant who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which an Award becomes taxable to such Participant.

(m) "Director" means a director of the Company or a Subsidiary, including for this purpose, any non-employee Subsidiary officer who serves as an affiliate director.

(n) "Disability" means totally and permanently disabled as from time to time defined under the long-term disability plan of the Company or a Subsidiary applicable to Employee, or in the case where there is no applicable plan, permanent and total disability as defined in Section 22(e)(3) of the Code (or any successor Section).

(o) "Dividend or Dividend Equivalent Rights" has the meaning specified in Section 10.2(a).

(p) "Effective Date" means the date this Plan is approved by the Company's shareholders.

(q) "Employee" means an employee of the Company or any of its Subsidiaries, including an employee who is an officer or a Director.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(s) As used in this Plan (unless a different method of calculation is required by applicable law) "Fair Market Value" on or as of any date shall mean (i) the closing price of the Stock as reported by the Nasdaq Stock Market (or, if the Stock is not listed for trading on the Nasdaq Stock Market, then on such other national exchange upon which the Stock is then listed) for such date, or if there are no sales on such date, on the next preceding day on which there were sales, or (ii) in the event that the Stock is no longer listed for trading on a national exchange, an amount determined in accordance with standards adopted by the Committee.

(t) "Incentive Stock Option" or "ISO" means an option to purchase Stock, granted under Article 9 herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code (or any successor Section).

(u) "Nonqualified Stock Option" or "NQSO" means an option to purchase Stock, granted under Article 9 herein, which is not intended to be an Incentive Stock Option.

(v) "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

(w) "Other Incentive Award" has the meaning specified in Section 10.2(e).

(x) "Participant" means an Employee, a Director or a Consultant who has been granted an Award under the Plan.

(y) "Performance Share" means an Award representing the right to receive a payment equal to the value of a performance share, granted to a Participant pursuant to Article 8 herein.

(z) "Performance Unit" means an Award representing the right to receive a payment based on the value of a performance unit, granted to a Participant pursuant to Article 8 herein.

(aa) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock or receipt of Shares attributable to a Restricted Stock Unit is restricted, during which the Participant is subject to a substantial risk of forfeiture, pursuant to Article 7 herein.

(bb) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

(cc) "Plan" means this Fifth Third Bancorp Incentive Compensation Plan, as herein described and as hereafter from time to time amended.

(dd) "Predecessor Plan" means the 1998 Long-Term Incentive Stock Plan of Fifth Third Bancorp, as from time to time amended.

(ee) "Previously-Acquired Shares" means shares of Stock acquired by the Participant or any beneficiary of a Participant, which Shares have been held for a period of not less than six months, or such longer or shorter period as the Committee may require or permit.

(ff) "Restricted Stock" means an Award of Stock granted to a Participant pursuant to Article 7 herein.

(gg) "Restricted Stock Unit" means an award representing a right to receive a payment equal to the value of a Share, granted to a Participant pursuant to Article 7 herein.

(hh) Except to the extent otherwise provided by the Committee in the applicable Award Agreement or any amendment or modification thereof, (i) "Retirement" means (A) termination of employment for any reason (other than under circumstances determined by the Company or a Subsidiary to constitute cause) on or after (1) attaining age 50 and having been employed by the Company and/or a Subsidiary for five or more years and (2) at the time of such termination, the sum of the Participant's age as of the date of the Participant's most recent birthday and the number of full years of such employment is 60 or more; and (ii) "Retired," with respect to a Participant, means having incurred a termination of employment or service as a Director or Consultant under circumstances constituting a Retirement and remaining retired from the financial services industry, which for this purpose, shall mean the Participant does not, without the written consent of the Company, become an employee or director of, or a consultant or advisor or otherwise directly or indirectly provide services to, a financial services institution (other than the Company or a Subsidiary).

(ii) "Stock" or "Shares" means the common stock without par value of the Company.

(jj) "Stock Appreciation Right" or "SAR" means an Award, granted to a Participant pursuant to Article 6 herein.

(kk) "Stock Award" has the meaning specified in Section 10.2(b).

(ll) "Subsidiary" shall mean any corporation which is a subsidiary corporation of the Company, as that term is defined in Section 424(f)of the Code.

(mm) "Voting Stock" shall mean securities of any class or classes of stock of a corporation, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors.

2.2 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

2.3 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

Article 3. Administration

3.1 Authority of the Committee.

(a) The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee shall have all powers vested in it by the term of the Plan, such powers to include the authority to:

(i) Select the persons to be granted Awards under the Plan;

(ii) Determine the terms, conditions, form and amount of Awards to be made to each person selected;

(iii) Determine the time when Awards are to be made and any conditions which must be satisfied before an Award is made;

(iv) To establish objectives and conditions for earning Awards;

(v) To determine the terms of each Award Agreement and any amendments or modifications thereof (which shall not be inconsistent with the Plan);

(vi) To determine whether the conditions for earning an Award have been met and whether an Award will be paid at the end of the Performance Period;

(vii) To determine if and when an Award may be deferred;

(viii) To determine whether the amount or payment of an Award should be reduced or eliminated; and

(ix) To determine the guidelines and/or procedures for the payment or exercise of Awards.

Notwithstanding the foregoing, no action of the Committee (other than pursuant to Section 4.2, Section 8.4 or 10.1 hereof) may, without the consent of the person or persons entitled to exercise any outstanding Option or Stock Appreciation Right or to receive payment of any other outstanding Award, adversely affect the rights of such person or persons with respect to such Awards.

3.2 Decisions Binding. The Committee shall have full power and authority to administer and interpret the Plan and to adopt or establish such rules, regulations, agreements, guidelines, procedures and instruments, which are not contrary to the terms of the Plan and which, in its opinion, may be necessary or advisable for the administration and operation of the Plan. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board of Directors shall be final, conclusive and binding on all persons, including the Company and its Subsidiaries, its shareholders, employees, and Participants and their estates and beneficiaries, and such determinations and decisions shall not be reviewable.

3.3 Delegation of Certain Responsibilities. The Committee may, subject to the terms of the Plan and applicable law, appoint such agents as it deems necessary or advisable for the proper administration of the Plan under this Article 3; provided, however, that except as provided below the Committee may not delegate its authority to grant Awards under the Plan or to correct errors, omissions or inconsistencies in the Plan. The Committee may delegate to the Company's Chief Executive Officer, to other officers of the Company and/or to the Fifth Third Bancorp Pension and Profit Sharing Committee (or any similar or successor committees) its authority under this Article 3, provided that such delegation shall not extend to the grant of Awards or the exercise of discretion with respect to Awards to Employees who, at the time of such action, are (a) Covered Employees or (b) officers of the Company or its Subsidiaries who are subject to the reporting requirements of Section 16(a) of the Exchange Act. All authority delegated by the Committee under this Section 3.3 shall be exercised in accordance with the provisions of the Plan and any guidelines for the exercise of such authority that may from time to time be established by the Committee.

3.4 Procedures of the Committee. Except as may otherwise be provided in the charter or similar governing document applicable to the Committee, (a) all determinations of the Committee shall be made by not less than a majority of its members present at the meeting (in person or otherwise) at which a quorum is present; (b) a majority of the entire Committee shall constitute a quorum for the transaction of business; and (c) any action required or permitted to be taken at a meeting of the Committee may be taken without a meeting if a unanimous written consent, which sets forth the action, is signed by each member of the Committee and filed with the minutes for proceedings of the Committee. Service on the Committee shall constitute service as a director of the Company so that members of the Committee shall be entitled to indemnification, limitation of liability and reimbursement of expenses with respect to their services as members of the Committee to the same extent that they are entitled under the Company's Articles of Incorporation, as amended from time to time, and Ohio law for their services as directors of the Company.

3.5 Award Agreements. Each Award under the Plan shall be evidenced by an Award Agreement which shall be signed by an authorized officer of the Company and, if required, by the Participant, and shall contain such terms and conditions as may be authorized or approved by the Committee. Such terms and conditions need not be the same in all cases.

3.6 Rule 16b-3 Requirements. Not withstanding any other provision of the Plan, the Board or the Committee may impose such conditions on any Award (including, without limitation, the right of the Board or the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Rule 16b-3 (or any successor rule), under the Exchange Act ("Rule 16b-3").

Article 4. Stock Subject to the Plan

4.1 Number of Shares.

(a) Subject to adjustment as provided in Section 4.2 herein, the aggregate number of Shares that may be delivered under the Plan at any time shall not exceed (i) twenty million (20,000,000) Shares, plus (ii) the number of Shares that remain available for issuance under the Predecessor Plans as of the Effective Date (increased by any Shares subject to any award (or portion thereof) outstanding under the Predecessor Plans on the Effective Date which are not issued upon or due to the subsequent exercise, termination, expiration or lapse of such award). Stock delivered under the Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. To the extent that shares of Stock subject to an outstanding Award or an award under the Predecessor Plan are not issued by reason of the forfeiture, termination, surrender, cancellation or expiration while unexercised of such award, by reason of the tendering or withholding of Shares (by either actual delivery or by attestation) to pay all or a portion of the purchase price or to satisfy all or a portion of the tax withholding obligations relating to an Award, by reason of being settled in cash in lieu of Stock or settled in a manner such that some or all of the Shares covered by the Award are not issued to a Participant, or being exchanged for a grant under this Plan that does not involve Stock, then such shares shall immediately again be available for issuance under this Plan. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.

(b) Shares of Stock issued in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries shall not reduce the number of Shares available for issuance under this Plan.

(c) Subject to Section 4.2, the following limitations shall apply to Awards under the Plan:

(i) All of the Shares that may be issued under this Plan may be issued pursuant to SARs or Options granted hereunder, provided that the number of shares of Stock that may be issued under this Plan pursuant to Options which are Incentive Stock Options shall be limited to 5,000,000.

(ii) With respect to Awards other than SARs and Options, not more than 30% of the total number of Shares that may be issued under this Plan may be issued pursuant to such other Awards.

(iii) The maximum number of Shares that may be covered by Awards granted under this Plan to any single Participant shall be 800,000 Shares during any one calendar year. For purposes of applying the limitations set forth in this paragraph (iii), if an Award, including, but not limited to Options, SARs, Restricted Stock, Restricted Stock Units and Performance Shares, is denominated in Shares or the amount of the payment to be made thereunder shall be determined by reference to the value of Shares, then such Award shall be counted in the year the Award is granted as covering the number of Shares set forth in the Award. If an Award is granted in tandem with a Stock Appreciation Right, such that the exercise of the Award right or Stock Appreciation Right with respect to a share of Common Stock cancels the tandem Stock Appreciation Right or Award right, respectively, with respect to such share, the tandem Award right and Stock Appreciation Right with respect to each share of Stock shall be counted as covering but one share of Stock for purposes of applying the limitations of this paragraph (iii).

4.2 Adjustments in Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, Stock dividend, split-up, share combination, or other change in the corporate structure of the Company affecting the Stock, such adjustment shall be made in the number and class of shares which may be delivered under the Plan, in the maximum number of Shares set forth in paragraph 4.1(c) above, and in the number and class of and/or price of shares subject to outstanding Awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; and provided that the number of shares subject to any Award shall always be a whole number. Any adjustment of an Incentive Stock Option under this paragraph shall be made in such a manner so as not to constitute a modification within the meaning of Section 424(h)(3) of the Code.

Article 5. Eligibility and Participation

5.1 Eligibility. Persons eligible to participate in this Plan include all Employees Directors and Consultants.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may from time to time select those Employees, Directors and Consultants to whom Awards shall be granted and determine the nature and amount of each Award. No Employee, Director or Consultant shall have any right to be granted a subsequent Award under this Plan if previously granted an Award.

Article 6. Stock Appreciation Rights

6.1 Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Employees, Directors and/or Consultants at any time and from time to time, at the discretion of the Committee. Subject to the immediately preceding sentence, the Committee shall have the sole discretion, subject to the requirements of the Plan, to determine the actual number of Shares subject to SARs granted to any Participant.

6.2 Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon the SARs, which may include, but are not limited to, a corresponding proportional reduction in Options or other Awards granted in tandem with such SARs.

6.3 Payment of SAR Amount. Upon exercise of the SAR, the holder shall be entitled to receive payment of an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the price fixed by the Committee at the date of grant (which price shall not be less than 100% of the Fair Market Value of a Share on the date of grant); by

(b) The number of Shares with respect to which the SAR is exercised.

6.4 Form of Payment. Payment to a Participant of the amount due upon SAR exercise will be made in Shares having a Fair Market Value as of the date of exercise equal to the amount determined under Section 6.3 above, except as the Committee may otherwise provide for the payment in cash in the applicable Award Agreement or any amendment or modification thereof.

6.5 Duration of SAR. Each SAR shall expire at such time as the Committee shall determine in the Award Agreement, however, no SAR shall be exercisable later than the tenth (10th) anniversary of the date of its grant.

6.6 Termination of Employment or Service. The disposition of SARs held by a Participant at the time of termination of employment or service as a Director or Consultant shall be determined in accordance with Article 11 below.

6.7 Nontransferability of SARs. Except as may be permitted by the Committee in the applicable Award Agreement or any amendment or modification thereof, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all SARs granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

Article 7. Restricted Stock and Restricted Stock Units

7.1 Grant of Restricted Stock and Restricted Stock Units. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock and Restricted Stock Units under the Plan to such Employees, Directors and/or Consultants and in such amounts and on such terms and conditions as it shall determine.

7.2 Transferability. Except as provided in this Article 7, the Shares of Restricted Stock and Restricted Stock Units granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or for such period of time as shall be established by the Committee and as shall be specified in the Award Agreement, or upon earlier satisfaction of other conditions (which may include the attainment of performance goals) as specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

7.3 Other Restrictions. The Committee shall impose such other restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable and the Committee may legend certificates representing Restricted Stock or record stop transfer orders with respect to uncertificated Shares to give appropriate notice of such restrictions.

7.4 End of Period of Restriction. Except as otherwise provided in this Article, after the last day of the Period of Restriction, (a) Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant, and (b) the Participant shall be entitled to receive one Share of Stock with respect to each Restricted Stock Unit. Once the Shares are released from the restrictions, the Participant shall be entitled to have the legend or stop transfer order removed. If delivery of Shares is to be made on a deferred basis, the Committee may provide for the crediting or payment of Dividend Equivalents or interest during the deferral period.

7.5 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise specified in the applicable Award Agreement.

7.6 Dividends and Other Distributions. Except as otherwise provided by the Committee, during the Period of Restriction, Participants holding Shares of Restricted Stock or Restricted Stock Units granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those Shares while they are so held. If any such dividends or distributions are paid in Shares, the Shares or, if applicable, Restricted Stock Units equal to the number of such Shares, shall be subject to the same restrictions on transferability as the Shares of Restricted Stock or Restricted Stock Units with respect to which they were paid.

7.7 Termination of Employment or Service. The disposition of Restricted Stock and Restricted Stock Units held by a Participant at the time of termination of employment or service as a Director or Consultant shall be determined in accordance with Article 11 below.

Article 8. Performance Units and Performance Shares

8.1 Grant of Performance Units or Performance Shares. Subject to the terms and conditions of the Plan, Performance Units or Performance Shares may be granted to Employees, Directors and/or Consultants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Units or Performance Shares granted to each Participant and the terms and conditions thereof.

8.2 Value of Performance Units and Performance Shares. The Committee shall set performance goals over certain periods to be determined in advance by the Committee ("Performance Periods"). Prior to each grant of Performance Units or Performance Shares, the Committee shall establish an initial value for each Performance Unit and an initial number of Shares for each Performance Share granted to each Participant for that Performance Period. Prior to each grant of Performance Units or Performance Shares, the Committee also shall set the performance goals that will be used to determine the extent to which the Participant receives a payment of the value of the Performance Units or number of Shares for the Performance Shares awarded for such Performance Period. These goals will be based on the attainment, by the Company or its Subsidiaries, of one or more certain performance criteria and objectives described in Section 8.8 herein. With respect to each such performance measure utilized during a Performance Period, the Committee shall assign percentages to various levels of performance which shall be applied to determine the extent to which the Participant shall receive a payout of the values of Performance Units and number of Performance Shares awarded.

8.3 Payment of Performance Units and Performance Shares. After a Performance Period has ended, the holder of a Performance Unit or Performance Share shall be entitled to receive the value thereof as determined by the Committee. The Committee shall make this determination by first determining the extent to which the performance goals set pursuant to Section 8.2 have been met. It will then determine the applicable percentage to be applied to, and will apply such percentage to, the value of Performance Units or number of Performance Shares to determine the payout to be received by the Participant. In addition, with respect to Performance Units and Performance Shares granted to any Covered Employee, no payout shall be made hereunder except upon written certification by the Committee that the applicable performance goal or goals have been satisfied to a particular extent.

8.4 Committee Discretion to Adjust Awards. Subject to limitations applicable to payments to Covered Employees, the Committee shall have the authority to modify, amend or adjust the terms and conditions of any Performance Unit award or Performance Share award, at any time or from time to time, including but not limited to the performance goals.

8.5 Form and Timing of Payment. The payment described in Section 8.3 herein shall be made in cash, Stock, or a combination thereof as determined by the Committee. Payment may be made in a lump sum or installments as prescribed by the Committee. If any payment is to be made on a deferred basis, the Committee may provide for the crediting or payment of Dividend Equivalents or interest during the deferral period.

8.6 Termination of Employment or Service. The disposition of Performance Shares and Performance Units held by a Participant at the time of termination of such Participant's employment or service as a Director or Consultant shall be determined in accordance with Article 11 below.

8.7 Nontransferability. No Performance Units or Performance Shares granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution until the termination of the applicable Performance Period. All rights with respect to Performance Units and Performance Shares granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

8.8 Performance Goals. For purposes of this Plan, including, but not limited to, Awards of Performance Shares and Performance Units under this Article 8, and of Annual Incentive Awards or other performance-based Awards under Article 10, "performance goals" shall mean the criteria and objectives, determined by the Committee, which shall be satisfied or met during the applicable Period of Restriction or Performance Period, as the case may be, as a condition to the Participant's receipt, of Shares or cash with respect to such Award. The criteria or objectives for an Award shall be determined by the Committee in writing, shall be measured for achievement or satisfaction during the Performance Period of Period or Restriction in which the Committee established for such Participant to satisfy or achieve such criteria and objectives and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated or other external or internal measure and may be based on or adjusted for any other objective goals, events, or occurrences established by the Committee, provided that such criteria and objectives relate to one or more of the following: total shareholder return, earnings, earnings per share, net income, revenues, expenses, market share, charge-offs, loan loss reserves, non-performing assets, return on assets, return on equity, assets, deposits, loans, asset quality levels, interest-sensitivity gap levels, Fair Market Value of the Stock, value of assets, investments, regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, or other financial, accounting or quantitative objective established by the Committee. Performance criteria and objectives may include or exclude extraordinary charges, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases and loan loss provisions. Such performance criteria and objectives may be particular to a line of business, Subsidiary or other unit or the Company generally, and may, but need not be, based upon a change or an increase or positive result. In interpreting Plan provisions applicable to performance criteria and objectives and to performance-based Awards to Participants who are Covered Employees, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and the regulations thereunder. The Committee in establishing performance criteria and objectives applicable to such performance-based Awards, and in interpreting the Plan, shall be guided by such standards, including, but not limited to providing that the performance-based Award shall be paid, vested or otherwise delivered solely as a function of attainment of objective performance criteria and objectives based on one or more of the specific criteria and objectives set forth in this Section 8.8 established by the Committee not later than 90 days after the Performance Period or Period of Restriction applicable to the Award has commenced (or, if such period of service is less than one year, not later than the date on which 25% of such period has elapsed). Prior to the payment of any compensation based on achievement of performance criteria and objectives to any such Covered Employee, the Committee must certify in writing the extent to which the applicable performance criteria and objectives were, in fact, achieved and the amounts to be paid, vested or delivered as a result thereof, provided the Committee may reduce, but not increase, such amount.

Article 9. Options

9.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees, Directors, and/or Consultants at any time and from time to time as shall be determined by the Committee. The Committee shall have the sole discretion, subject to the requirements of the Plan, to determine the actual number of Shares subject to Options granted to any Participant. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant including, but not limited to, ISOs and NQSOs. However, only Employees may receive an Award of Incentive Stock Options.

9.2 Option Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the type of Option granted, the Option price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. Unless the Option Agreement shall specify that the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, the Option shall be a Nonqualified Stock Option whose grant is not intended to be subject to the provisions of Code Section 422.

9.3 Option Price. The purchase price per share of Stock covered by an Option shall be determined by the Committee but shall not be less than 100% of the Fair Market Value of such Stock on the date the Option is granted. Notwithstanding the authority granted to the Committee pursuant to Section 3.1 of the Plan, once an Option is granted, the Committee shall have no authority to reduce the Option price, nor may any Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower exercise price without the approval of the Company's shareholders, except pursuant to Section 4.2 of the Plan related to an adjustment in the number of Shares.

9.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine in the Award Agreement, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

9.5 Exercise of Options. To the extent exercisable and not expired, forfeited, cancelled or otherwise terminated, Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as provided in the Award Agreement, which need not be the same for all Participants.

9.6 Payment. To the extent exercisable and not expired or forfeited, cancelled or otherwise terminated, Options shall be exercised by the delivery of a written notice to the Company setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Option price upon exercise of any Option shall be payable to the Company in full either (a) in cash or its equivalent, including, but not limited to, delivery of a properly completed exercise notice, together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the sale of the Shares subject to the Option exercise or to deliver loan proceeds from such broker to pay the exercise price and any withholding taxes due, (b) by delivery or deemed delivery through attestation of Previously-Acquired Shares having a Fair Market Value at the time of exercise equal to the total Option price, (c) by a combination of (a) or (b), or (d) such other methods as the Committee deems appropriate. The proceeds from such a payment shall be added to the general funds of the Company and shall be used for general corporate purposes. As soon as practicable after receipt of written notification and payment, the Company shall deliver to the Participant Stock certificates in an appropriate amount based upon the number of Options exercised, issued in the Participant's name. Notwithstanding the foregoing, the Option price payable with respect to the exercise of any Options by a Participant who has a deferral election in effect under the Company's Stock Option Gain Deferral Plan (the "Gain Deferral Plan") shall be made solely be tendering Previously-Acquired Shares in accordance with paragraph (b) above. As soon as practicable after receipt of notice of exercise and payment, the Company shall credit to the Participant under the Gain Deferral Plan the net shares (as defined in such Plan) and shall deliver to the Participant a certificate or certificates representing shares with a Fair Market Value equal to the aggregate option exercise price paid (other than payment by affirmation of ownership), net of any tax withholding.

9.7 Restrictions on Stock Transferability. The Committee shall impose such restrictions on any Shares acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable Federal securities law, under the requirements of any stock exchange upon which such Shares are then listed and under any blue sky or state securities laws applicable to such Shares.

9.8 Special Provisions Applicable to Incentive Stock Options. To the extent provided or required under Section 422 of the Code or regulations thereunder (or any successor Section or regulations) the Award of Incentive Stock Options shall be subject to the following:

(a) In the event that the aggregate Fair Market Value of the Stock (determined at the time the Options are granted) subject to ISOs held by a Participant that first becomes exercisable during any calendar year exceeds $100,000 then the portion of such ISOs equal to such excess shall be NQSOs.

(b) An Incentive Stock Option granted to an employee who, at the time of grant, owns (within the meaning of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company, shall have an exercise price which is at least 110% of the Fair Market Value of the Stock subject to the Option.

(c) No ISO granted to an employee who, at the time of grant, has (within the meaning of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, shall be exercisable later than the fifth (5th) anniversary date of its grant.

9.9 Termination of Employment or Service. The disposition of Options held by a Participant at the time of termination of employment or service as a Director or Consultant shall be determined in accordance with Article 11 below.

9.10 Nontransferability of Options. Except as provided below or as the Committee may permit, no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. Notwithstanding the foregoing, a Participant may transfer and assign such Participant's rights and interests in a NQSO to a Permitted Transferee, including the right to exercise such Option, provided that: (i) the transfer does not result in the reacquisition of such Option by the Company or any Subsidiary, other than in a fiduciary capacity, (ii) the transfer is for no value or other consideration except as is permitted by General Instruction 1(a)(5) of SEC Form S-8, (iii) each transferred Option involves at least 10,000 Shares, (iv) no further transfer of the Option is permitted by the Permitted Transferee, and (v) and all other terms of such Option, including those conditions related to the Participant's employment, remain in effect. For purposes hereof, the term "Permitted Transferee" means, with respect to the Participant, any of the following, provided, however, that none of the following individuals or entities may be non-employee consultants who provide services to Fifth Third Bancorp: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships; a trust in which these persons and/or the Participant (collectively at the time of the transfer) have more than 50% of the beneficial interests (taking into account both current and remainder interests); a foundation exempt from federal income tax under Code Section 501(a) as an organization described in Code Section 501(c)(3) in which these persons and/or the Participant (collectively at the time of the transfer) control the management of assets; and any other entity in which these persons and/or the Participant (collectively at the time of the transfer) own more than 50% of the voting interests. Any such transfer shall only be effective upon receipt by the Committee, or its delegate, of an acceptable written notice of transfer in such form as the Committee may require. The Committee may permit other transfers and may impose such additional restrictions on transferability, and establish such operational procedures regarding transferability, as it may deem appropriate, necessary, or advisable.

Article 10. Annual and Other Incentive Awards

10.1 Annual Incentive Awards. The Committee may from time to time, subject to the provisions of the Plan and such other terms and conditions as the Committee may determine, grant Annual Incentive Awards to Employees, including, but not limited to, Covered Employees. Each such Award shall provide that:

(a) Amounts earned by and paid to Participants under Annual Incentive Awards will be based upon achievement of performance goals established pursuant to Section 8.8 above over a one-year Performance Period, subject to the Committee's authority to reduce, but not increase, such amount.

(b) The maximum amount any Participant may earn under an Annual Incentive Award for any calendar year shall not exceed $4,000,000.

(c) Annual Incentive Awards shall be paid in cash, subject to the Committee providing that all or a portion of any such amount may be paid in Shares.

10.2 Grant of Other Incentive Awards. Other Incentive Awards may be granted to Employees, Directors and/or Consultants at any time and from time to time as shall be determined by the Committee. Such Awards may include, but are not limited to:

(a) Dividend or Dividend Equivalent Right. A right to receive dividends or their equivalent in value in Stock, cash or in a combination of both with respect to any new or previously existing Award.

(b) Stock Award. An unrestricted transfer of ownership of Stock.

(c) Awards under Deferred Compensation or Similar Plans. The right to receive Stock or a fixed or variable share denominated unit granted under this Plan or any deferred compensation or similar plan established from time to time by the Company.

(d) Cash Award. An award denominated in cash, subject to the achievement of performance goals set forth in Section 8.8 during a Performance Period determined by the Committee, or that may be earned under a Company or Subsidiary bonus or incentive plan or program.

(e) Other Incentive Awards. Other Incentive Awards which are related to or serve a similar function to those Awards set forth in this Section 10.2.

10.3 Terms of Other Incentive Awards. Other Incentive Awards may be made in tandem, with, in replacement of, or as alternatives to Awards under Articles 6, 7, 8 or 9 of this Plan or of any other incentive or employee benefit plan of the Company or any of its subsidiaries. An Other Incentive Award may provide for payment in cash or in Stock or a combination thereof.

10.4 Limitations. The number of Shares covered by Other Incentive Awards granted to a Participant during a calendar year shall be taken into account for purposes of the annual limitation set forth in Section 4.1(c)(iii) above. The maximum amount that may be earned under the Plan during any calendar year with respect to any Cash Award or Other Incentive Award described in Section 10.2, shall be $4,000,000. Any amount earned with respect to which performance is measured over a period greater than one year shall be deemed to have been earned ratably over the full and partial calendar years in such period.

10.5 Termination of Employment or Service. The disposition of Annual and Other Incentive Awards held by a Participant at the time of termination of employment or service as a Director or Consultant shall be determined in accordance with Article 11 below.

Article 11. Termination of Employment or Services as a Director or Consultant

11.1 Termination of Employment or Service Other Than Due to Death, Disability or Retirement. Subject to Section 11.4 below, if the employment or service of a Participant shall terminate for any reason other than death, Disability or Retirement:

(a) Each SAR and Option shall be immediately cancelled and terminated;

(b) Any shares of Restricted Stock or Restricted Stock Unit, still subject to restrictions as of the date of such termination, shall automatically be forfeited and returned to the Company or cancelled, as applicable;

(c) All Performance Units and Performance Shares shall be forfeited and no payment shall be made with respect thereto; and

(d) No amounts shall be earned or payable under any Annual Incentive Award or any Other Incentive Award, except as may be otherwise determined by the Committee.

11.2 Termination Due to Death or Disability. Subject to Section 11.4 below, in the event the employment or service of a Participant is terminated by reason of death or Disability:

(a) Each SAR and Option held by the Participant (whether or not exercisable prior to the date of termination) may be exercised on or before the earlier of the expiration date of the SAR or Option or two years following the date of termination due to death or Disability;

(b) Any remaining Period of Restriction applicable to Restricted Stock or Restricted Stock Units pursuant to Section 7.2 herein shall automatically terminate and the Shares of Restricted Stock shall thereby be free of restrictions and be fully transferable, and distribution of Shares with respect to Restricted Stock Units shall occur pursuant to Section 7.5 above;

(c) Each Performance Unit or Performance Share Award held by the Participant shall be deemed earned on a prorated basis and a prorated payment based on the Participant's number of full months of service during the Performance Period, further adjusted based on the achievement of the performance goals during the entire Performance Period, as computed by the Committee, shall be made at the time payments are made to Participants who did not terminate service during the Performance Period; and

(d) No amounts shall be earned or payable under any Annual Incentive Award or any Other Incentive Award, except as may be otherwise determined by the Committee.

11.3 Termination of Employment or Service Due to Retirement. Subject to Section 11.4 below, in the event the employment or service of a Participant terminates by reason of Retirement:

(a) Each SAR and Option which is fully exercisable at the date of termination shall continue to be exercisable until the earlier of (i) the expiration date of the SAR or Option, or (ii) two years after the date of termination of employment or service, or (iii) the date the Participant ceases to be Retired;

(b) Each SAR or Option which is not fully exercisable at the date of termination shall, to the extent exercisable continue to be exercisable, and to the extent not then exercisable shall, for so long as the Participant remains Retired, become exercisable in accordance with the terms of the Award Agreement as if such Participant's employment or service had not terminated, and shall remain exercisable until the earlier of (i) the expiration date of the SAR or Option, (ii) two years after the date on which the SAR or Option first becomes fully exercisable, or (iii) the date the Participant ceases to be Retired;

(c) Any remaining Period of Restriction applicable to Restricted Stock or Restricted Stock Units pursuant to Section 7.2 hereof shall continue to apply and the Shares of Restricted Stock or Restricted Stock Units shall thereafter become free of restrictions and be freely transferable in accordance with the terms of the Award Agreement as if the Participant's employment or service had not terminated, provided, however that as of the date the Participant shall cease to be Retired, any shares of Restricted Stock or Restricted Stock Units still subject to restrictions shall be automatically forfeited and returned to the Company or cancelled, as applicable;

(d) Each Performance Unit or Performance Share Award held by the Participant shall be deemed earned on a prorated basis and a prorated payment based on the Participant's number of full months of service during the Performance Period, further adjusted based on the achievement of the performance goals during the entire Performance Period, as determined by the Committee, shall be made at the time payments are made to Participants who did not terminate service during the Performance Period, provided, that no payment shall be made unless the Participant has remained Retired through the date of such payment; and

(e) No amounts shall be earned or payable under any Annual Incentive Award or any Other Incentive Award, except as may be otherwise determined by the Committee.

11.4 Effect of Termination of Employment or Service. The disposition of each Award held by a Participant in the event of termination of employment or service as a Director or Consultant shall be as determined by the Committee and set forth in the applicable Award Agreement and any amendment or modification thereof, which disposition may differ from the provisions of Sections 11.1, 11.2 and 11.3 above. To the extent the applicable Award Agreement or an amendment or modification thereof does not expressly provide for such disposition, the disposition of the Award shall be determined in accordance with Sections 11.1, 11.2 or 11.3.

Article 12. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively and who may include a trustee under a will or living trust) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation or if all designated beneficiaries predecease the Participant, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 13. Rights of Participants

13.1 Employment or Service. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment or service as a Director or Consultant at any time, nor confer upon any Participant any right to continue in the employ or to so serve as a Director or Consultant of the Company or any of its Subsidiaries.

13.2 Participation. No Employee, Director or Consultant shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

13.3 No Implied Rights; Rights on Termination of Service. Neither the establishment of the Plan nor any amendment thereof shall be construed as giving any Participant, beneficiary, or any other person any legal or equitable right unless such right shall be specifically provided for in the Plan or conferred by specific action of the Committee in accordance with the terms and provisions of the Plan. Except as expressly provided in this Plan, neither the Company nor any of its Subsidiaries shall be required or be liable to make any payment under the Plan.

13.4 No Right to Company Assets. Neither the Participant nor any other person shall acquire, by reason of the Plan, any right in or title to any assets, funds or property of the Company or any of its Subsidiaries whatsoever including, without limiting the generality of the foregoing, any specific funds, assets, or other property which the Company or any of its Subsidiaries, in its sole discretion, may set aside in anticipation of a liability hereunder. Any benefits which become payable hereunder shall be paid from the general assets of the Company or the applicable subsidiary. The Participant shall have only a contractual right to the amounts, if any, payable hereunder unsecured by any asset of the Company or any of its Subsidiaries. Nothing contained in the Plan constitutes a guarantee by the Company or any of its Subsidiaries that the assets of the Company or the applicable subsidiary shall be sufficient to pay any benefit to any person.

13.5 Rights as Shareholder; Fractional Shares. Except as otherwise provided under the Plan, a Participant or Beneficiary shall have no rights as a holder of Shares with respect to Awards hereunder, unless and until Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). Fractional Shares shall not be issued or transferred under an Award, but the Committee may authorize payment of cash in lieu of a fraction, or round the fraction down. To the extent the Stock is uncertificated, references in this Plan to certificates shall be deemed to include references to any book-entry evidencing such Shares.

13.6 Election to Defer. The receipt of payment of cash or delivery of Shares that would otherwise be due to a Participant pursuant to an Award hereunder may be deferred at the election of the Participant pursuant to an applicable deferral plan established by the Company or a Subsidiary. Such deferrals shall be made in accordance with such rules and procedures as the Committee may establish under this Plan or the applicable deferral plan.

13.7 Other Restrictions and Limitations. The Committee may impose such restrictions and limitations on any Awards granted pursuant to the Plan as it may deem advisable, including, without limitation, restrictions under applicable Federal or state securities laws, Share ownership or holding period requirements, or requirements to enter into or to comply with confidentiality, non-competition and/or other restrictive or similar covenants, and may legend the certificates issued in connection with an Award to give appropriate notice of any such restrictions.

Article 14. Change in Control

14.1 Stock Based Awards. Notwithstanding any other provisions of the Plan, and except as otherwise provided in the Award Agreement, in the event of a Change in Control, all Stock-based Awards granted under this Plan shall immediately vest 100% in each Participant, including Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units.

14.2 Performance Based Awards. Notwithstanding any other provisions of the Plan, and except as otherwise provided in the Award Agreement, in the event of a Change in Control, all Awards granted under this Plan which are subject to performance goals shall be immediately paid out, including Performance Units and Performance Shares. The amount of the payout shall be based on the higher of: (i) the extent, as determined by the Committee, to which performance goals, established for the Performance Period then in progress have been met up through and including the effective date of the Change in Control or (ii) 100% of the value on the date of grant of the Performance Units or number of Performance Shares.

Article 15. Amendment, Modification, and Termination

15.1 Amendment, Modification and Termination of Plan. The Board may terminate the Plan or any portion thereof at any time, and may amend or modify the Plan from time to time in such respects as the Board may deem advisable in order that any Awards thereunder shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment or modification shall, without shareholder approval, (i) except as provided in Section 4.2, increase the number of shares of Stock which may be issued under the Plan, (ii) expand the types of Awards available to Participants under the Plan, (iii) materially expand the class of persons eligible to participate in the Plan; (iv) delete or limit the provisions in Section 6.3 prohibiting the repricing of Options or reduce the price at which Shares may be offered under Options; or (v) extend the termination date for making Awards under the Plan. In addition, the Plan shall not be amended without approval of such amendment by the Company's shareholders if such amendment is required under (1) the rules and regulations of the Nasdaq Stock Market or an other national exchange on which the Stock is then listed, or (2) other applicable law, rules or regulations.

15.2 Amendment or Modification Awards. The Committee may amend or modify any outstanding Awards in any manner to the extent that the Committee would have had the authority under the Plan initially to make such Award as so modified or amended, including without limitation, to change the date or dates as of which Awards may be exercised, to remove the restrictions on Awards, or to modify the manner in which Awards are determined and paid.

15.3 Effect on Outstanding Awards. No such amendment, modification or termination of the Plan pursuant to Section 15.1 above, or amendment or modification of an Award pursuant to Section 15.2 above, shall materially adversely alter or impair any outstanding Awards without the consent of the Participant affected thereby.

Article 16. Withholding

16.1 Tax Withholding. The Company and any of its Subsidiaries shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or any of its Subsidiaries, an amount sufficient to satisfy Federal, state and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of this Plan.

16.2 Stock Delivery or Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or Restricted Stock Units, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares of Stock having a Fair Market Value on the date the tax is to be determined equal to the minimum (or such greater amount as the Committee may permit) statutory total tax which would be imposed on the transaction; provided, however, that in the event a deferral election is in effect with respect to the shares deliverable upon exercise of an Option, then the Participant may only elect to have such withholding made from the Stock tendered to exercise such Option. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Stock withholding elections made by Participants who are subject to the short-swing profit restrictions of Section 16 of the Exchange Act must comply with the additional restrictions of Section 16 and Rule 16b-3 in making their elections.

Article 17. Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 18. Requirements of Law

18.1 Requirements of Law. The granting of Awards and the issuance of Shares of Stock under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.2 Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Ohio.

<DOCUMENT>
<TYPE>EX-10
<SEQUENCE>5
<FILENAME>dex10.txt
<DESCRIPTION>1998 LONG-TERM INCENTIVE STOCK PLAN
<TEXT>
<PAGE>

Exhibit 10

FIFTH THIRD BANCORP

1998 LONG-TERM INCENTIVE STOCK PLAN
(As amended through March 18, 2003)

ARTICLE 1.

Establishment, Purpose, and Duration

1.1. Establishment of the Plan. On January 19, 1998, the Board of Directors of Fifth Third Bancorp (the "Company") adopted, subject to the approval of stockholders, an incentive stock compensation plan known as the "1998 Long-Term Incentive Stock Plan" (hereinafter referred to as the "Plan"), which permits the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Units and Performance Shares. The Plan is designed to comply with the performance-based compensation exemption under Internal Revenue Code Section 162(m) and Treasury Regulations issued by the Department of Treasury thereunder.

1.2. Purpose of the Plan. The purpose of the Plan is to promote the success of the Company and its Subsidiaries by providing incentives to Key Employees and directors of the Company and its Subsidiaries that will link their personal interests to the long-term financial success of the Company and its Subsidiaries and to growth in stockholder value. The Plan is designed to provide flexibility to the Company and its Subsidiaries in their ability to motivate, attract, and retain the services of Key Employees and directors upon whose judgment, interest, and special effort the successful conduct of their operations is largely dependent.

1.3. Duration of the Plan. The Plan commences on March 17, 1998, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 13 herein, until all Shares subject to it shall have been purchased or acquired according to the provisions herein. However, in no event may an Award be granted under the Plan on or after March 17, 2008, which is the tenth (10th) anniversary of the effective date of the Plan.

ARTICLE 2.

Definitions and Construction

2.1. Definitions. Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

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(a) "Award" means, individually or collectively, a grant under this Plan of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Units, or Performance Shares.

(b) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "Cause" shall mean the occurrence of any one of the following:

(i) The willful and continued failure by a Participant to substantially perform his/her duties (other than any such failure resulting from the Participant's disability), after a written demand for substantial performance is delivered to the Participant that specifically identifies the manner in which the Company or any of its Subsidiaries, as the case may be, believes that the Participant has not substantially performed his/her duties, and the Participant has failed to remedy the situation within ten (10) business days of receiving such notice; or

(ii) the Participant's conviction for committing a felony in connection with the employment relationship; or

(iii) the willful engaging by the Participant in gross misconduct materially and demonstrably injurious to the Company or any of its Subsidiaries. However, no act, or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his/her action or omission was in the best interest of the Company or any of its Subsidiaries.

(e) "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) any Person (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, or a corporation owned directly or indirectly by the common stockholders of the Company in substantially the same proportions as their ownership of Stock of the Company), is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(ii) during any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board and any new director, whose election by the Board or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or

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nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) the stockholders of the Company approve (A)a plan of complete liquidation of the Company; or (B)an agreement for the sale or disposition of all or substantially all the Company's assets; or (C)a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), at least 50% of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger or consolidation.

However, in no event shall a Change in Control be deemed to have occurred, with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change in Control transaction. The Participant shall be deemed "part of a purchasing group..." for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (i) passive ownership of less than 5% of the voting securities of the purchasing company or (ii)ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the nonemployee continuing members of the Board).

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(g) "Committee" means the committee appointed by the Board to administer the Plan pursuant to Article 3 herein.

(h) "Company" means Fifth Third Bancorp, an Ohio corporation, or any successor thereto as provided in Article 15 herein.

(i) "Covered Employee" means any Participant designated prior to the grant of Restricted Stock, Performance Units or Performance Shares by the Committee who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which such Restricted Stock, Performance Units or Performance Shares are taxable to such Participant.

(j) "Director" means an Employee Director and a Non-employee Director, including without limitation an Outside Director.

(k) "Employee Director" means a director who is also an employee of the Company.

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(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(m) "Fair Market Value" means the last date, as reported on Nasdaq National Market.

(n) "Incentive Stock Option" or "ISO" means an option to purchase Stock, granted under Article 6 herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code.

(o) "Key Employee" means an employee of the Company or any of its Subsidiaries, including an employee who is an officer or a director of the Company or any of its Subsidiaries, who, in the opinion of the Committee, can contribute significantly to the growth and profitability of the Company and its Subsidiaries.

"Key Employee" also may include any other employee, identified by the

Committee, in special situations involving extraordinary performance, promotion, retention, or recruitment. The granting of an Award under this Plan shall be deemed a determination by the Committee that such employee is a Key Employee, but shall not create a right to remain a Key Employee.

(p) "Non-employee Director" shall have the meaning assigned to such term in Rule 16b-3(b)(3), as amended from time to time, promulgated by the Securities and Exchange Commission under the Exchange Act.

(q) "Non-employee Subsidiary Director" means a director of a Subsidiary who is not also an employee of the Company, an employee of any Subsidiary or a director or officer of the Company.

(r) "Nonqualified Stock Option" or "NQSO" means an option to purchase Stock, granted under Article 6 herein, which is not intended to be an Incentive Stock Option.

(s) "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

(t) "Outside Director" means any director who qualifies as an "outside director" as that term is defined in Code Section 162(m) and the regulations issued thereunder.

(u) "Participant" means a Key Employee, a Director or a Non-employee Subsidiary Director who has been granted an Award under the Plan.

(v) "Performance Share" means an Award, designated as a performance share, granted to a Participant pursuant to Article 9 herein.

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(w) "Performance Unit" means an Award, designated as a performance unit, granted to a Participant pursuant to Article 9 herein.

(x) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock is restricted, during which the Participant is subject to a substantial risk of forfeiture, pursuant to Article 8 herein.

(y) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d)thereof, including a "group" as defined in Section 13(d)thereof.

(z) "Plan" means this 1998 Long-Term Incentive Stock Plan of Fifth Third Bancorp, as herein described and as hereafter from time to time amended.

(aa) "Restricted Stock" means an Award of Stock granted to a Participant pursuant to Article 8 herein.

(bb) "Stock" or "Shares" means the common stock without par value of the Company.

(cc) "Stock Appreciation Right" or "SAR" means an Award, designated as a Stock appreciation right, granted to a Participant pursuant to Article 7 herein.

(dd) "Subsidiary" shall mean any corporation which is a subsidiary corporation of the Company, as that term is defined in Section 425(f)of the

Code.

(ee) "Voting Stock" shall mean securities of any class or classes of stock of a corporation, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors.

2.2. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

2.3. Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

ARTICLE 3.

Administration

3.1. The Committee. The Plan shall be administered by a committee (the "Committee") consisting of not less than two directors who shall be appointed from time to time by, and shall

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serve at the discretion of, the Board of Directors. To the extent required to comply with Rule 16b-3 under the Exchange Act, each member of the Committee shall qualify as a Non-employee Director. To the extent required to comply with Code Section 162(m), each member of the Committee also shall be an Outside Director.

3.2. Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have full power to construe and interpret the Plan; to establish, amend or waive rules and regulations for its administration; to accelerate the exercisability of any Award or the end of a performance period or the termination of any Period of Restriction or any award agreement, or any other instrument relating to an Award under the Plan; and (subject to the provisions of Article 13 herein) to amend the terms and conditions of any outstanding Option, Stock Appreciation Right or other Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Notwithstanding the foregoing, the Committee shall have no authority to adjust upwards the amount payable to a Covered Employee with respect to a particular Award, to take any of the foregoing actions or to take any other action to the extent that such action or the Committee's ability to take such action would cause any Award under the Plan to any Covered Employee to fail to qualify as "performance-based compensation" within the meaning of Code Section 162(m)(4) and the regulations issued thereunder. Also notwithstanding the foregoing, no action of the Committee (other than pursuant to Section 4.3 hereof or Section 9.4 hereof) may, without the consent of the person or persons entitled to exercise any outstanding Option or Stock Appreciation Right or to receive payment of any other outstanding Award, adversely affect the rights of such person or persons.

3.3. Selection of Participants. The Committee shall have the authority to grant Awards under the Plan, from time to time, to such Key Employees (including officers and directors who are employees), Directors and Non-employee Subsidiary Directors as may be selected by it. The Committee shall select Participants from among those who they have identified as being Key Employees and Directors and

Non-employee Subsidiary Directors.

3.4. Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board of Directors shall be final, conclusive and binding on all persons, including the Company and its Subsidiaries, its stockholders, employees, and Participants and their estates and beneficiaries, and such determinations and decisions shall not be reviewable.

3.5. Delegation of Certain Responsibilities. The Committee may, subject to the terms of the Plan and applicable law, appoint such agents as it deems necessary or advisable for the proper administration of the Plan under this Article 3; provided, however, that except as provided below the Committee may not delegate its authority to grant Awards under the Plan or to correct errors, omissions or inconsistencies in the Plan. The Committee may delegate to the Company's Chief Executive Officer its authority under this Article 3 to grant awards to Key Employees who are neither (a)Covered Employees nor (b)officers of the Company or its Subsidiaries who are subject to the reporting requirements of Section 16(a) of the Exchange Act. All authority

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delegated by the Committee under this Section 3.5 shall be exercised in accordance with the provisions of the Plan and any guidelines for the exercise of such authority that may from time to time be established by the Committee.

3.6. Procedures of the Committee. All determinations of the Committee shall be made by not less than a majority of its members present at the meeting (in person or otherwise) at which a quorum is present. A majority of the entire Committee shall constitute a quorum for the transaction of business. If only two members serve on the Committee, all determinations of the Committee must be made unanimously. Any action required or permitted to be taken at a meeting of the Committee may be taken without a meeting if a unanimous written consent, which sets forth the action, is signed by each member of the Committee and filed with the minutes for proceedings of the Committee. Service on the Committee shall constitute service as a director of the Company so that members of the Committee shall be entitled to indemnification, limitation of liability and reimbursement of expenses with respect to their services as members of the Committee to the same extent that they are entitled under the Company's Articles of Incorporation, as amended from time to time, and Ohio law for their services as directors of the Company.

3.7. Award Agreements. Each Award under the Plan shall be evidenced by an award agreement which shall be signed by an authorized officer of the Company and by the Participant, and shall contain such terms and conditions as may be approved by the Committee. Such terms and conditions need not be the same in all cases.

3.8. Rule 16b-3 Requirements. Not withstanding any other provision of the Plan, the Board or the Committee may impose such conditions on any Award (including, without limitation, the right of the Board or the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Rule 16b-3 (or any successor rule), under the Exchange Act ("Rule 16b-3").

ARTICLE 4.

Stock Subject to the Plan

4.1. Number of Shares. Subject to adjustment as provided in Section 4.3 herein, the aggregate number of Shares that may be delivered under the Plan at any time shall not exceed thirty seven million seven hundred thirty three thousand twenty (37,733,020) Shares of common stock of the Company. Stock delivered under the Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. The exercise of a Stock Appreciation Right and the payment of Performance Shares or Performance Units shall not be deemed to constitute an issuance of Stock under the Plan unless payment is made in Stock, in which case only the number of Shares issued in payment of the Stock Appreciation Right, Performance Share or Performance Unit Award shall constitute an issuance of Stock under the Plan.

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4.2. Lapsed Awards. If any Award (other than Restricted Stock) granted under this Plan terminates, expires, or lapses for any reason, any Stock subject to such Award again shall be available for the grant of an Award under the Plan.

4.3. Adjustments in Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, Stock dividend, split-up, share combination, or other change in the corporate structure of the Company affecting the Stock, such adjustment shall be made in the number and class of shares which may be delivered under the Plan, and in the number and class of and/or price of shares subject to outstanding Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Shares, and Performance Units granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; and provided that the number of shares subject to any Award shall always be a whole number. Any adjustment of an Incentive Stock Option under this paragraph shall be made in such a manner so as not to constitute a modification within the meaning of Section 424(h)(3) of the Code.

ARTICLE 5.

Eligibility and Participation

5.1. Eligibility. Persons eligible to participate in this Plan include all employees of the Company and its Subsidiaries who, in the opinion of the Committee, are Key Employees. Directors and Non-employee Subsidiary Directors may also participate in this Plan.

5.2. Actual Participation. Subject to the provisions of the Plan, the Committee may from time to time select those Key Employees, Directors and Non-employee Subsidiary Directors to whom Awards shall be granted and determine the nature and amount of each Award. No employee, Director or Non-employee Subsidiary Director shall have any right to be granted an Award under this Plan even if previously granted an Award.

ARTICLE 6.

Stock Options

6.1. Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Key Employees at any time and from time to time as shall be determined by the Committee. Subject to adjustment as set forth in Section 4.3, the maximum number of Shares subject to Options granted to any individual Participant in any calendar year shall be Four Hundred Thousand

(400,000) Shares. The Committee shall have the sole discretion, subject to the requirements of the Plan, to determine the actual number of Shares subject to Options granted to any Participant. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant including, but not limited to, ISOs and NQSOs. However,

8

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no employee may receive an Award of Incentive Stock Options that are first exercisable during any calendar year to the extent that the aggregate Fair Market Value of the Stock (determined at the time the options are granted) exceeds $100,000. Nothing in this Article 6 shall be deemed to prevent the grant of NQSOs in excess of the maximum established by Section 422 of the Code. Unless otherwise expressly provided at the time of grant, Options granted under the Plan will be ISOs.

6.2. Option Agreement. Each Option grant shall be evidenced by an Option agreement that shall specify the type of Option granted, the Option price, the duration of the Option, the number of Shares to which the Option pertains; and such other provisions as the Committee shall determine. The Option agreement shall specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, or a Nonqualified Stock Option whose grant is not intended to be subject to the provisions of Code Section 422.

6.3. Option Price. The purchase price per share of Stock covered by an Option shall be determined by the Committee but shall not be less than 100% of the Fair Market Value of such Stock on the date the Option is granted. Notwithstanding the authority granted to the Committee pursuant to Section 3.2 of the Plan, once an Option is granted the Committee shall have no authority to reduce the Option price, except pursuant to Section 4.3 of the Plan related to an adjustment in the number of Shares.

An Incentive Stock Option granted to an employee who, at the time of Grant, owns (within the meaning of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company, shall have an exercise price which is at least 110% of the Fair Market Value of the Stock subject to the Option.

6.4. Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant and that no ISO granted to an employee who, at the time of grant, has (within the meaning of Section 425(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, shall be exercisable later than the fifth (5th) anniversary date of its grant.

6.5. Exercise of Options. Subject to Section 3.8 herein, Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants.

6.6. Payment. Options shall be exercised by the delivery of a written notice to the Company setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Option price upon exercise of any Option shall be payable to the Company in full either (a)in cash or its equivalent, (b)by tendering shares of previously acquired Stock having a Fair Market Value at the time of exercise equal to the total Option price, (c) by a combination of (a) or (b). The proceeds from such a payment shall be

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added to the general funds of the Company and shall be used for general corporate purposes. As soon as practicable, after receipt of written notification and payment, the Company shall deliver to the Participant Stock certificates in an appropriate amount based upon the number of Options exercised, issued in the Participant's name.

6.7. Restrictions on Stock Transferability. The Committee shall impose such restrictions on any Shares acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable Federal securities law, under the requirements of any stock exchange upon which such Shares are then listed and under any blue sky or state securities laws applicable to such Shares.

6.8. Termination of Employment Due to Death, Disability, or Retirement. In the event the employment of a Participant is terminated by reason of death or disability (as defined under the then established rules of the Company or any of its Subsidiaries, as the case may be), (a)any of such Participant's outstanding ISOs may be exercised on or before the earlier of the expiration date of the ISOs or one year after such date of death or date of termination due to disability, and (b) any of such Participant's NQSOs may be exercised on or before the expiration date of the NQSOs following the date of death or date of termination due to disability, by such person or persons as shall have acquired the Participant's rights under the Option pursuant to Article 10 hereof or by will or by the laws of descent and distribution. In the event the employment of a Participant is terminated by reason of retirement under the provisions of any retirement plan of the Company or any Subsidiary, (a) any of such Participant's outstanding ISOs may be exercised, (subject to Section 3.8 herein) on or before the earlier of the expiration date of the ISOs or three months following such termination due to retirement and (b)any of such Participant's NQSOs may be exercised on or before the expiration date of the NQSOs following the date of termination due to retirement. In the case of ISOs, the favorable tax treatment prescribed under Section 422 of the Internal Revenue Code of 1986, as amended, may not be available if the Options are not exercised within the Code Section 422 prescribed time period after termination of employment for death, disability, or retirement.

6.9. Termination of Employment for Other Reasons. If the employment of a Participant shall terminate for any reason other than death, disability, or retirement all of the Participant's outstanding Options shall be immediately forfeited back to the Company. The Committee may waive in its sole discretion (subject to Section 3.8) the automatic forfeiture of any or all such Options.

6.10. Nontransferability of Options. Except as provided below, no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. Notwithstanding the foregoing, a Participant may transfer and assign such Participant's rights and interests in a NQSO to a Permitted Transferee, including the right to exercise such Option, provided that: (i) the transfer does not result in the reacquisition of such Option by Fifth Third

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Bancorp or any of its subsidiaries, other than in a fiduciary capacity, (ii) the transfer is for no value or other consideration except as is permitted by General Instruction 1(a)(5) of SEC Form S-8, (iii) each transferred Option involves at least 10,000 Shares, (iv) no further transfer of the Option is permitted by the Permitted Transferee, and (v) and all other terms of such Option, including those conditions related to the Participant's employment, remain in effect. For purposes hereof, the term "Permitted Transferee" means, with respect to the Participant, any of the following, provided, however, that none of the following individuals or entities may be non-employee consultants who provide services to Fifth Third Bancorp: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships; a trust in which these persons and/or the Participant (collectively at the time of the transfer) have more than 50% of the beneficial interests (taking into account both current and remainder interests); a foundation exempt from federal income tax under Code Section 501(a) as an organization described in Code Section 501(c)(3) in which these persons and/or the Participant (collectively at the time of the transfer) control the management of assets; and any other entity in which these persons and/or the Participant (collectively at the time of the transfer) own more than 50% of the voting interests. Any such transfer shall only be effective upon receipt by the Committee, or its delegate, of an acceptable written notice of transfer in such form as the Committee may require. The Committee may impose such additional restrictions on transferability, and establish such operational procedures regarding transferability, as it may deem appropriate, necessary, or advisable, including, without limitation, restrictions under applicable federal and state securities laws, and the requirements of any stock exchange upon which Shares are listed or traded.

ARTICLE 7.

Stock Appreciation Rights

7.1. Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Participants, at the discretion of the Committee. Subject to adjustment as set forth in Section 4.3, the maximum number of Shares subject to SARs granted to any individual Participant in any calendar year shall be four hundred thousand (400,000) Shares. Subject to the immediately preceding sentence, the Committee shall have the sole discretion, subject to the requirements of the Plan, to determine the actual number of Shares subject to SARs granted to any Participant. In addition, the total Shares subject to SARs under the Plan, when combined with all outstanding Shares of Restricted Stock, Performance Units and Performance Shares, shall not exceed twenty percent (20%) of the total authorized shares under Section 4.1 of the Plan.

7.2. Exercise of SARs. Subject to Section 3.8 herein and Section 7.3 herein, SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes

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upon the SARs, including, but not limited to, a corresponding proportional reduction in previously granted Options.

7.3. Payment of SAR Amount. Upon exercise of the SAR, the holder shall be entitled to receive payment of an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the price fixed by the Committee at the date of grant (which price shall not be less than 100% of the market price of a Share on the date of grant) (the Exercise Price); by

(b) The number of Shares with respect to which the SAR is exercised.

7.4. Form and Timing of Payment. Payment to a Participant, upon SAR exercise, will be made in cash or stock, at the discretion of the Committee, within ten calendar days of the exercise.

7.5. Term of SAR. The term of an SAR granted under the Plan shall not exceed ten years.

7.6. Termination of Employment. In the event the employment of a Participant is terminated by reason of death, disability, retirement, or any other reason, the exercisability of any outstanding SAR shall terminate in the manner provided under Sections 6.8 and 6.9 hereof.

7.7. Nontransferability of SARs. Except as provided below, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all SARs granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. Notwithstanding the foregoing, a Participant may transfer and assign such Participant's rights and interests in a SAR to a Permitted Transferee, provided that: (i) the transfer does not result in the reacquisition of such SAR by Fifth Third Bancorp or any of its subsidiaries, other than in a fiduciary capacity, (ii) the transfer is for no value or other consideration except as is permitted by General Instruction 1(a)(5) of SEC Form S-8, (iii) each transferred SAR involves at least 10,000 Shares, (iv)no further transfer of the SAR is permitted by the Permitted Transferee, and (v) and all other terms of such SAR remain in effect. For purposes of hereof, the term "Permitted Transferee" means, with respect to the Participant, any of the following, provided, however, that none of the following individuals or entities may be non-employee consultants who provide services to Fifth Third Bancorp: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships; a trust in which these persons and/or the Participant (collectively at the time of the transfer) have more than 50% of the beneficial interests (taking into account both current and remainder interests); a foundation exempt from federal income tax under Code Section 501(a) as an organization described in Code Section 501(c)(3)in which these persons and /or the Participant(collectively at

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the time of the transfer) control the management of assets; and any other entity in which these persons and/or the Participant (collectively at the time of the transfer) own more than 50% of the voting interests. Any such transfer shall only be effective upon receipt by the Committee, or its delegate, of an acceptable written notice of transfer in such form as the Committee may require. The Committee may impose such additional restrictions on transferability, and establish such operational procedures regarding transferability, as it may deem appropriate, necessary, or advisable, including, without limitation, restrictions under applicable federal and state securities laws, and the requirements of any stock exchange upon which Shares are listed or traded.

ARTICLE 8.

Restricted Stock

8.1. Grant of Restricted Stock. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. In the case of Covered Employees, the Committee may condition the vesting or lapse of the Period of Restriction established pursuant to Section 8.3 upon the obtainment of one or more of the Performance Goals utilized for purposes of Performance Units and Performance Shares pursuant to Article 9 hereof. Subject to adjustment as set forth in Section 4.3, the maximum number of Shares of Restricted Stock granted to any individual Participant in any calendar year shall be Four Hundred Thousand (400,000) Shares. In addition, the total Shares of Restricted Stock under the Plan, when combined with outstanding Shares subject to SARs, Performance Units and Performance Shares, shall not exceed twenty percent (20%) of the total authorized shares under Section 4.1 of the Plan.

8.2. Restricted Stock Agreement. Each Restricted Stock grant shall be evidenced by a Restricted Stock Agreement that shall specify the Period of Restriction, or periods, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

8.3. Transferability. Except as provided in this Article 8 or in Section 3.8 herein, the Shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or for such period of time as shall be established by the Committee and as shall be specified in the Restricted Stock Agreement, or upon earlier satisfaction of other conditions (including any performance goals) as specified by the Committee in its sole discretion and set forth in the Restricted Stock Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

8.4. Other Restrictions. The Committee shall impose such other restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and the

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Committee may legend certificates representing Restricted Stock to give appropriate notice of such restrictions.

8.5. Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.4 herein, each certificate representing Shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

"The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in the 1998 Long-Term Incentive Stock Plan of Fifth Third Bancorp in the rules and administrative procedures adopted pursuant to such Plan, and in a Restricted Stock Agreement dated . A copy of the Plan, such rules and procedures, and such Restricted Stock Agreement may be obtained from the Secretary of Fifth Third Bancorp."

8.6. Removal of Restrictions. Except as otherwise provided in this Article, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction. Once the Shares are released from the restrictions, the Participant shall be entitled to have the legend required by Section 8.5 removed from his Stock certificate.

8.7. Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise specified in the applicable Restricted Stock Agreement.

8.8. Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those Shares while they are so held. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability as the Shares of Restricted Stock with respect to which they were paid.

8.9. Termination of Employment Due to Retirement. In the event that a Participant terminates his employment with the Company or any of its Subsidiaries because of normal retirement (as defined under the then established rules of the Company or any of its Subsidiaries, as the case may be), any remaining Period of Restriction applicable to the Restricted Stock pursuant to Section 8.3 hereof shall automatically terminate and, except as otherwise provided in Section 8.4 or Section 3.8 hereof or as otherwise determined to be appropriate by the Committee in its sole discretion to prevent such compensation from failing to qualify as performance based compensation under Section 162(m) of the Code, the Shares of Restricted Stock shall thereby be free of restrictions and be freely transferable. In the event that a Participant terminates his employment with the Company or any of its Subsidiaries because of early retirement (as defined under the then established rules of the Company or any of its Subsidiaries, as the case may be), the Committee in its sole discretion (subject to Section 3.8 herein) may waive the restrictions

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remaining on any or all Shares of Restricted Stock pursuant to Section 8.3 herein and add such new restrictions to those Shares of Restricted Stock as it deems appropriate.

8.10. Termination of Employment Due to Death or Disability. In the event a Participant's employment is terminated because of death or disability (as defined under the then established rules of the Company or any of its Subsidiaries, as the case may be) during the Period of Restriction, any remaining Period of Restriction applicable to the Restricted Stock pursuant to Section 8.3 herein shall automatically terminate and, except as otherwise provided in Section 8.4. herein or as otherwise determined to be appropriate by the Committee in its sole discretion to prevent such compensation from failing to qualify as performance based compensation under Section 162(m) of the Code, the shares of Restricted Stock shall thereby be free of restrictions and be fully transferable.

8.11. Termination of Employment for Other Reasons. In the event that a Participant terminates his employment with the Company or any of its Subsidiaries for any reason other than for death, disability, or retirement, as set forth in Sections 8.9 and 8.10 herein, during the Period of Restriction, then any shares of Restricted Stock still subject to restrictions as of the date of such termination shall automatically be forfeited and returned to the Company; provided, however, that in the event of an involuntary termination of the employment of a Participant by the Company or any of its Subsidiaries other than for Cause, the Committee, in its sole discretion (subject to Section 3.8 herein), may waive the automatic forfeiture of any or all such Shares and may add such new restrictions to such Shares of Restricted Stock as it deems appropriate.

ARTICLE 9.

Performance Units and Performance Shares

9.1. Grant of Performance Units or Performance Shares. Subject to the terms and conditions of the Plan, Performance Units or Performance Shares may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Units or Performance Shares granted to each Participant. The total number of Performance Units and Performance Shares issued under the Plan when combined with all outstanding Shares subject to SARs and Shares of Restricted Stock shall not exceed twenty percent (20%) of the total authorized outstanding Shares pursuant to Section 4.1 of the Plan.

9.2. Value of Performance Units and Performance Shares. The Committee shall set performance goals over certain periods to be determined in advance by the Committee ("Performance Periods"). Prior to each grant of Performance Units or Performance Shares, the Committee shall establish an initial value for each Performance Unit and an initial number of Shares for each Performance Share granted to each Participant for that Performance Period. Prior to each grant of Performance Units or Performance Shares, the Committee also shall set the performance goals that will be used to determine the extent to which the Participant receives a

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payment of the value of the Performance Units or number of Shares for the Performance Shares awarded for such Performance Period. These goals will be based on the attainment, by the Company or its Subsidiaries, of certain objective performance measures, which shall include one or more of the following: return on equity, earnings per share and net income. Such performance goals also may be based upon the attainment of specified levels of performance of the Company or one or more Subsidiaries under one or more of the measures described above relative to the performance of other corporations. With respect to each such performance measure utilized during a Performance Period, the Committee shall assign percentages to various levels of performance which shall be applied to determine the extent to which the Participant shall receive a payout of the values of Performance Units and number of Performance Shares awarded. With respect to Covered Employees, all performance goals shall be objective performance goals satisfying the requirements for "performance-based compensation" within the meaning of Section 162(m)(4) of the Code, and shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations.

9.3. Payment of Performance Units and Performance Shares. After a Performance Period has ended, the holder of a Performance Unit or Performance Share shall be entitled to receive the value thereof as determined by the Committee. The Committee shall make this determination by first determining the extent to which the performance goals set pursuant to Section 9.2 have been met. It will then determine the applicable percentage (which may exceed 100%) to be applied to, and will apply such percentage to, the value of Performance Units or number of Performance Shares to determine the payout to be received by the Participant. In addition, with respect to Performance Units and Performance Shares granted to any Covered Employee, no payout shall be made hereunder except upon written certification by the Committee that the applicable performance goal or goals have been satisfied to a particular extent. The maximum amount payable in cash to any Covered Employee with respect to any Performance Period pursuant to any Performance Unit or Performance Share award shall be $2 million, and the maximum number of Shares that may be issued to any Covered Employee with respect to any Performance Period pursuant to any Performance Unit or Performance Share award is Four Hundred Thousand (400,000) (subject to adjustment as provided in Section 4.3).

9.4. Committee Discretion to Adjust Awards. Subject to Section 3.2 regarding Awards to Covered Employees, the Committee shall have the authority to modify, amend or adjust the terms and conditions of any Performance Unit award or Performance Share award, at any time or from time to time, including but not limited to the performance goals.

9.5. Form and Timing of Payment. The payment described in Section 9.3 herein shall be made in cash, Stock, or a combination thereof as determined by the Committee. Payment may be made in a lump sum or installments as prescribed by the Committee. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period. Any stock issued in payment of a Performance Unit or Performance Share shall be subject to the restrictions on transfer in Section 3.8 herein.

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9.6. Termination of Employment Due to Death, Disability, or Retirement. In the case of death, disability, or retirement (each of disability and retirement as defined under the established rules of the Company or any of its Subsidiaries, as the case may be), the holder of a Performance Unit or Performance Share shall receive a prorated payment based on the Participant's number of full months of service during the Performance Period, further adjusted based on the achievement of the performance goals during the entire Performance Period, as computed by the Committee. Payment shall be made at the time payments are made to Participants who did not terminate service during the Performance Period.

9.7. Termination of Employment for Other Reasons. In the event that a Participant terminates employment with the Company or any of its Subsidiaries for any reason other than death, disability, or retirement, all Performance Units and Performance Shares shall be forfeited; provided, however, that in the event of an involuntary termination of the employment of the Participant by the Company or any of its Subsidiaries other than for Cause, the Committee in its sole discretion may waive the automatic forfeiture provisions and pay out on a prorata basis.

9.8. Nontransferability. No Performance Units or Performance Shares granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution until the termination of the applicable Performance Period. All rights with respect to Performance Units and Performance Shares granted to a Participant under the Plan shall be exercisable during his lifetime only by such

Participant.

ARTICLE 10.

Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively and who may include a trustee under a will or living trust) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation or if all designated beneficiaries predecease the Participant, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11.

Rights of Employees

11.1. Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment at any time,

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nor confer upon any Participant any right to continue in the employ of the Company or any of its Subsidiaries.

11.2. Participation. No employee Director or Non-employee Subsidiary Director shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

11.3. No Implied Rights; Rights on Termination of Service. Neither the establishment of the Plan nor any amendment thereof shall be construed as giving any Participant, beneficiary, or any other person any legal or equitable right unless such right shall be specifically provided for in the Plan or conferred by specific action of the Committee in accordance with the terms and provisions of the Plan. Except as expressly provided in this Plan, neither the Company nor any of its Subsidiaries shall be required or be liable to make any payment under the Plan.

11.4. No Right to Company Assets. Neither the Participant nor any other person shall acquire, by reason of the Plan, any right in or title to any assets, funds or property of the Company or any of its Subsidiaries whatsoever including, without limiting the generality of the foregoing, any specific funds, assets, or other property which the Company or any of its Subsidiaries, in its sole discretion, may set aside in anticipation of a liability hereunder. Any benefits which become payable hereunder shall be paid from the general assets of the Company or the applicable subsidiary. The Participant shall have only a contractual right to the amounts, if any, payable hereunder unsecured by any asset of the Company or any of its Subsidiaries. Nothing contained in the Plan constitutes a guarantee by the Company or any of its Subsidiaries that the assets of the Company or the applicable subsidiary shall be sufficient to pay any benefit to any person.

ARTICLE 12.

Change in Control

12.1. Stock Based Awards. Notwithstanding any other provisions of the Plan, in the event of a Change in Control, all Stock based awards granted under this Plan shall immediately vest 100% in each Participant (subject to Section 3.8 herein), including Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, and Restricted Stock.

12.2. Performance Based Awards. Notwithstanding any other provisions of the Plan, in the event of a Change in Control, all performance based awards granted under this Plan shall be immediately paid out in cash, including Performance Units and Performance Shares. The amount of the payout shall be based on the higher of: (i) the extent, as determined by the Committee, to which performance goals, established for the Performance Period then in progress have been met up through and including the effective date of the Change in Control or (ii)100% of the value on the date of grant of the Performance Units or number of Performance Shares.

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ARTICLE 13.

Amendment, Modification, and Termination

13.1. Amendment, Modification, and Termination. At any time and from time to time, the Board may terminate, amend, or modify the Plan, subject to the approval of the stockholders of the Company if required by the Code, by the insider trading rules of Section 16 of the Exchange Act, by any national securities exchange or system on which the Stock is then listed or reported, or by any regulatory body having jurisdiction with respect hereto.

13.2. Awards Previously Granted. No termination, amendment or modification of the Plan other than pursuant to Section 4.3 hereof shall in any manner adversely affect any Award theretofore granted under the Plan, without the written consent of the Participant.

ARTICLE 14.

Withholding

14.1. Tax Withholding. The Company and any of its Subsidiaries shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or any of its Subsidiaries, an amount sufficient to satisfy Federal, state and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of this Plan.

14.2. Stock Delivery or Withholding. With respect to withholding required upon the exercise of Nonqualified Stock Options, or upon the lapse of restrictions on Restricted Stock, participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by tendering to the Company shares of previously acquired Stock or by having the Company withhold Shares of Stock, in each such case in an amount having a Fair Market Value equal to the amount required to be withheld to satisfy the tax withholding obligations described in Section 14.1. The value of the Shares to be tendered or withheld is to be based on the Fair Market Value of the Stock on the date that the amount of tax to be withheld is to be determined.

All Stock withholding elections shall be irrevocable and made in writing, signed by the Participant on forms approved by the Committee in advance of the day that the transaction becomes taxable.

Stock withholding elections made by Participants who are subject to the short-swing profit restrictions of Section 16 of the Exchange Act must comply with the additional restrictions of Section 16 and Rule 16b-3 in making their elections.

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ARTICLE 15.

Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE 16.

Requirements of Law

16.1. Requirements of Law. The granting of Awards and the issuance of Shares of Stock under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16.2. Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Ohio.

</TEXT>
</DOCUMENT>

Exhibit D

Stock Ownership and Retention Guidelines

See Attached.

STOCK OWNERSHIP AND RETENTION GUIDELINES

Executive Officers

Fifth Third has established stock ownership and retention guidelines for its executives. The following guidelines apply to officers at and above the Vice President level, based on their assigned salary band:

Executive Band	Stock Ownership Guideline
A	115,000 shares
B1	50,000 shares
B2	25,000 shares
B3	20,000 shares
B4	15,000 shares
C	15,000 shares
D	5,000 shares
E	3,000 shares
F	2,000 shares
G	1,000 shares

- Participants are required to retain 50% of the net after tax shares received from stock option exercises, stock appreciation rights, and restricted stock until the ownership guidelines are met. In addition, Section 16 officers are required to retain 100% of net after-tax shares for 1 year following exercise or vesting as the case may be.
- Ownership will include shares owned individually and by immediate family members, restricted stock not yet vested, shares held in the 401(k) plan, shares held in the employee stock purchase plan and shares held in the nonqualified deferred compensation plan.
- Executive Bands:
  - Band A includes the C.E.O.
  - Band B includes Bancorp Executive Vice Presidents and Affiliate Presidents
  - Bands C-G include all other Executive Vice Presidents, Senior Vice Presidents and Vice Presidents as assigned based on responsibility and market analysis.

Directors

Fifth Third has established stock ownership and retention guidelines for its directors of shares having a value equal to at least $250,000.

END